As filed with the Securities and Exchange Commission on May 5, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Superior Well Services, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	1389	20-2535684
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

	1380 Rt. 286 East, Suite #121 Indiana, Pennsylvania 15701 (724) 465-8904 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address, including zip code, and telephone number,
	including area code, of agent for service)

	Copies to:

T. Mark Kelly Vinson & Elkins LLP 2300 First City Tower, 1001 Fannin Houston, Texas 77002 (713) 758-2222	Christopher M. Kelly Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box:    ☐
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee

Common Stock, par value $0.01	$70,000,000	$8,239

(1)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act 1933. Includes proceeds from the sale of shares which the Underwriters have the option to purchase to cover over-allotments, if any, and proceeds from the sale of shares by the selling stockholders.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Superior Well Services, Inc. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY 5, 2005
                                     Shares
Common Stock

          This is an initial public offering of shares of the common stock of Superior Well Services, Inc. We are selling                      shares of common stock, and the selling stockholders are selling                      shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.
      Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $          and $           per share. We intend to list our common stock for quotation on the Nasdaq National Market under the symbol “SWSI”.
       Investing in our common stock involves risk. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total

Price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Superior Well Services, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      We and the selling stockholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of                     additional shares within 30 days following the date of this prospectus to cover over-allotments.
      Delivery of the shares of common stock will be made on or about                     , 2005.
KEYBANC CAPITAL MARKETS
The date of this prospectus is                     , 2005

# Superior Well Services, Inc.

## Service Center Locations, Type of Equipment, and Business Mix

SUPERIOR
WELL SERVICES
Bradford
Indiana
Mercer
Black Lick
Wooster
Kimball
Vernal
Hominy
Cleveland
Cottondale
Columbia

### Legend

- Headquarters: Indiana, PA
- Service Centers
- Service Area

### Facts

- Founded: 1997
- Nasdaq Ticker: SWSI
- Employees: 502
- www.superiorwells.com
- Service Centers: 10
- Trucks: 288
- 2004 Revenue: $76.0 million

### Technical Pumping Services: 254 Trucks

**Stimulation Services**
**166 Trucks**

**Nitrogen Services**
**29 Trucks**

**Cementing Services**
**59 Trucks**

### Down-Hole Surveying Services: 34 Trucks

**Logging Services**
**14 Trucks**

**Perforating Services**
**20 Trucks**

### Revenue by Business Line (in millions)

$80.0
$60.0
$40.0
$20.0
$15.1
$25.5
$34.2
$51.5
$76.0
2000
2001
2002
2003
2004
Down-Hole Surveying Services
Technical Pumping Services

### 2004 Revenue by Type of Service

10.4%
20.5%
52.4%
16.7%
Down-Hole Surveying Services
Stimulation Services
Nitrogen Services
Cementing Services

      You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition and results of operations may have changed since that date.
      This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we also believe such sources to be reliable, we have not independently verified such information, and we cannot assure you as to the accuracy and completeness of such information. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our position relative to our competitors refer to the most recent available data.
      In this prospectus, unless the context otherwise requires, the terms “Superior Well Services”, “Superior”, “we”, “us” and “our” refer to Superior Well Services, Inc., together with the two operating partnerships that will become its wholly owned subsidiaries after giving effect to the holding company restructuring that will occur immediately prior to the closing of this offering. For a description of this holding company restructuring, please read “Certain Relationships and Related Party Transactions — The Contribution Agreement”.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risks discussed in the “Risk Factors” section, the historical financial statements and the notes to those financial statements. This summary does not contain all of the information that investors should consider before investing in our common stock. Unless we specifically state otherwise, the information in this prospectus also does not take into account the sale of up to                      shares of common stock by us, which the underwriters have the option to purchase to cover over-allotments. If you are not familiar with some of the oilfield services industry terms used in this prospectus, please read our Glossary of Oilfield Services Terms included as Appendix A to this prospectus.
Our Company
      We are a growing oilfield services company operating in many of the major oil and natural gas producing regions of the United States. We provide a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. We focus on offering technologically advanced equipment and services at competitive prices, which we believe allows us to successfully compete against both major oilfield services companies and smaller, independent service providers. We offer our customers specialized equipment and service solutions that many of our smaller independent competitors currently do not offer. In addition, we believe these products and services are viewed as higher value alternatives compared to the products and services typically marketed by the major oilfield services companies, such as Halliburton Company, Schlumberger Limited and BJ Services Company. We also place a strong emphasis on customer service, safety, responsiveness and reliability in providing services to our customers. We believe our ability to provide multiple services allows us to maximize efficiency, reduce lead times and provide cost effective solutions for our customers.
      We identify and pursue opportunities in markets where we can capitalize on our competitive advantages to establish a leading market position. Since 1997, our operations have expanded from two service centers in the Appalachian region to ten service centers providing coverage across 37 states. Our customer base has grown from 89 customers in 1999 to over 500 customers today. The majority of our customers are regional, independent oil and natural gas companies. We serve these customers in key markets in many of the active domestic oil and natural gas producing regions, including the Appalachian, Mid-Continent, Rocky Mountain, Southeast and Southwest regions. Historically, our expansion strategy has been to establish new service centers as our customers expand their operations into new markets. Once we establish a service center in a new market, we seek to expand our operations at that service center by attracting new customers and experienced local personnel.
      We have increased our revenue from approximately $15.1 million in 2000 to approximately $76.0 million in 2004, with a corresponding increase in EBITDA from approximately $2.8 million to approximately $15.2 million over the same period. For a definition of EBITDA, a reconciliation of EBITDA to net income and a discussion of EBITDA as a performance measure, please see “Selected Summary Historical Combined Financial Data”.
      Our services fall into two primary categories — technical pumping services and down-hole surveying services — which accounted for 89.6% and 10.4% of our revenue in 2004, respectively. Our customers typically require both types of services in their operations. The following is a brief description of the services and equipment we offer:
      Technical Pumping Services. We offer three types of technical pumping services — stimulation, nitrogen and cementing — which accounted for 52.4%, 16.7% and 20.5% of our revenue in 2004, respectively. As of March 31, 2005, we owned a fleet of 254 commercial vehicles through which we provide our technical pumping services.

•	Stimulation Services. Our fluid-based stimulation services include fracturing and acidizing, which are designed to improve the flow of oil and natural gas from producing zones. Fracturing involves pumping a fluid mixture, often a combination of water, sand and chemicals, at a sufficient pressure to create a fracture in a chosen formation that becomes a pathway for hydrocarbons to flow into the wellbore and increase the well’s productivity. Acidizing entails pumping large volumes of specially formulated acids into a carbonate formation to dissolve limestone and other materials that block the reservoir and eliminate obstacles to the flow of oil and natural gas. Our fluid technology expertise and specialized equipment have enabled us to provide stimulation services with relatively high pressures (8,000 to 10,000 pounds per square inch, or psi) that many of our smaller independent competitors currently do not offer. We currently have 14 stimulation crews of approximately six to 20 employees each and a fleet of 166 vehicles, including 70 high-tech, customized pump trucks, blenders and fracturing stimulation vans, or frac vans, for use in our fluid-based stimulation services.

•	Nitrogen Services. In addition to our fluid-based stimulation services, we use nitrogen, an inert gas, to stimulate wellbores. Our foam-based nitrogen stimulation services accounted for substantially all of our total nitrogen services revenue in 2004. Our customers use foam-based nitrogen stimulation when the use of fluid-based fracturing or acidizing could result in damage to oil and natural gas producing zones or in low pressure zones where such fluid-based treatments would not be effective. In addition, we use nitrogen to foam cement slurries and to purge and test pipelines, boilers and pressure vessels. We currently have six nitrogen crews of approximately three to four employees each and a fleet of 17 nitrogen pump trucks and 12 nitrogen transport vehicles.

•	Cementing Services. Our cementing services consist of blending high-grade cement and water with various additives to create a cement slurry. This slurry is pumped through the well casing into the void between the casing and the bore hole. Once the slurry hardens, the cement isolates fluids and gases, which protects the casing from corrosion, holds the well casing in place and controls the well. As a complement to our cementing services, we also sell casing attachments such as baffle plates, centralizers, float shoes, guide shoes, formation packer shoes, rubber plugs and wooden plugs. We currently have 25 cementing crews of approximately three to four employees each and a fleet of 59 cement trucks.
      Down-Hole Surveying Services. We offer two types of down-hole surveying services — logging and perforating. As of March 31, 2005, we owned a fleet of 34 logging and perforating trucks and cranes through which we provide our down-hole surveying services.

•	Logging Services. Our logging services involve the gathering of down-hole information through the use of specialized tools that are lowered into a wellbore from a truck by an armored electro-mechanical cable or wireline. These tools transmit data to our surface computer, which records down-hole information that details various characteristics about the formation or zone to be produced, such as rock type, porosity, permeability and the presence of hydrocarbons. We currently have 11 logging crews of approximately two to three employees each and 14 logging trucks and cranes.

•	Perforating Services. We provide perforating services as the initial step of stimulation by lowering specialized tools and perforating guns into a wellbore by wireline. These specialized tools transmit data to our surface computer to verify the integrity of the cement and position the perforating gun, which fires shaped explosive charges to penetrate the producing zone. Perforation creates a short path between the oil or natural gas reservoir and the production tubing that enables the production of hydrocarbons. In addition, we perform workover services aimed at improving the production rate of existing oil and natural gas wells, including perforating new hydrocarbon bearing zones in a well once a deeper zone or formation has been depleted. We currently have 12 perforating crews of approximately two to four employees each and 20 perforating trucks and cranes.
Our Industry
      We provide products and services primarily to domestic onshore oil and natural gas exploration and production companies for use in the drilling and production of oil and natural gas. The main factor influencing demand for well services in our industry is the level of drilling activity by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices and depletion rates. Current industry forecasts suggest an increasing demand for oil and natural gas coupled with a flat or declining production curve, which we believe should result in the continuation of historically high crude oil and natural gas commodity prices. For example, the Energy Information Agency of the

U.S. Department of Energy, or EIA, forecasts that U.S. oil and natural gas consumption will increase at an average annual rate of 1.5% through 2025. Conversely, the EIA estimates that U.S. oil production will decline at an average annual rate of 0.5% and natural gas production will increase at an average annual rate of 0.6%.
      We anticipate that oil and natural gas exploration and production companies will continue to respond to sustained increases in demand by expanding their exploration and drilling activities through increased capital spending. According to RigData, weekly average onshore well permits issued in 2004 and 2003 were 1,122 and 961, respectively, an increase of 16.8%. Based upon Baker-Hughes rig count data, the 2004 and 2003 domestic onshore rig count averaged 1,095 and 924 rigs, respectively, an increase of 18.5%. While the number of domestic oil and natural gas wells drilled has increased in recent years, a corresponding increase in production has not been realized. We believe that a continued increase in U.S. drilling and workover activity will be required for the oil and natural gas industry to meet the expected increased demand for oil and natural gas in the United States.
      In addition, advancements in technology have greatly increased the ability of oil and natural gas companies to develop unconventional oil and natural gas reservoirs that, in the past, were thought to be uneconomical to develop. Certain unconventional reservoirs, such as shale and coalbed methane formations or higher pressure formations, typically require advanced fluid stimulation technologies to increase production. We believe only a handful of oilfield services companies in addition to us, primarily Halliburton Company, Schlumberger Limited, and BJ Services Company, have the equipment and technical expertise to service the wells that are drilled into these formations. We further believe that oil and natural gas companies will continue to seek ways to obtain these services in a more economical manner and that market conditions are favorable for companies like us to compete in markets with unconventional formations or that require relatively high pressures (8,000 to 10,000 psi) to produce oil and natural gas.
Business Strategy
      We intend to grow our revenue and profitability by pursuing the following business strategies:

Expand Our Operations and Market Presence. Our growth strategy is to continue to expand our operations by leveraging our solid relationships with existing customers. We intend to continue to establish new service centers as our customers expand their operations into new markets. We further intend to selectively pursue acquisitions of other oilfield services providers that complement our existing operations or allow us to enter new markets. We also expand our operations by hiring qualified personnel in new markets where we can capitalize on our competitive strengths.

Emphasize Our High Value, Single Source Approach. We create value for our customers by developing and offering technologically advanced fluids, equipment and multiple services comparable to major oilfield services providers, but at lower prices. We believe our ability to provide multiple services also creates an advantage over our smaller independent competitors by providing customers with a single source for a complete range of oilfield services.

Pursue Customers Requiring Advanced Fluid Technology for Higher Pressure Stimulation. We plan to pursue additional customers whose stimulation services projects require advanced fluid technology at relatively high pressures (8,000 to 10,000 psi). We typically realize increased revenue and higher margins from these high-pressure projects. We currently serve these types of customers in Mississippi and Oklahoma and plan to pursue similar customers in our higher growth markets in East Texas, northern Louisiana and the Rocky Mountain region.

Maintain Our Streamlined Management Structure. Our management structure is designed to give our field level managers responsibility for the sales and marketing of our equipment and services and our central management team responsibility for strategic and logistical decisions. Our field level managers have significant local knowledge of our numerous operating areas and have developed strong relationships with our customers at the field level. We intend to maintain this streamlined management structure because the majority of our customers’ purchasing decisions are typically made at the field level and are often influenced by the strength of existing relationships. We also believe this structure allows us to be more responsive to customer needs than our larger competitors, which typically have a more layered and complex management structure.

Emphasize Highly Responsive Customer Service. Our emphasis on highly responsive customer service has been an integral part of our growth and success. We locate our service centers near our customers to allow us to handle short lead-time projects. In addition, our experienced employees have the technological expertise to understand our customers’ needs and provide specialized equipment and services packages. We plan to continue to leverage our reputation for highly responsive customer service both to attract new customers and to enhance the solid and long-standing relationships we have with our existing customers.
Competitive Strengths
      As a result of the following strengths, we believe we are well positioned to execute our business strategy:

Established Reputation and Solid Customer Base. We are a leading oilfield services provider in the markets we serve. We believe we have an established reputation for safety, reliability and highly responsive customer service. Our reputation has contributed to the growth of our customer base from 89 customers in 1999 to over 500 customers today. Our customers include leading exploration and production companies such as Atlas America, Inc., GeoMet Operating Company, El Paso Production Company, Range Resources Corporation, Dominion Exploration & Production Incorporated and Chesapeake Energy Corporation.

Technologically Advanced Fluids, Equipment and Services. We develop and offer technologically advanced fluids, equipment and multiple services to meet our customers’ specialized needs. We believe demand for these fluids, equipment and services will increase as our customers explore unconventional reservoirs that require relatively high stimulation pressures to produce.

Low Cost Operations. We believe we are able to offer technologically advanced fluids, equipment and services comparable to the major oilfield services companies at lower prices due to our streamlined management structure and focus on cost controls. We believe our cost structure is lower than our competitors’ due to our fleet of customized multi-purpose trucks and units that permit us to service our customers’ wells with fewer trucks and less manpower. We also control costs and quality by assembling in-house approximately 40% of our equipment, including high-tech customized pumping trucks, cementing and stimulating bulk handling trucks, iron trucks and frac vans. Our low cost structure enhances our profitability during up cycles and enables us to better withstand downturns in the oil and natural gas industry.

Broad Geographic Presence. Our ten service centers enable us to respond rapidly to our customers’ short lead-time projects. Our service centers are strategically located in the Appalachian, Mid-Continent, Rocky Mountain, Southeast and Southwest regions of the United States and allow us to service customers in markets across 37 states.

Experienced Management Team with Proven Track Record. Each member of our executive management team has at least 22 years of oilfield services industry experience, primarily with Halliburton Energy Services, Inc. We believe our management team has successfully demonstrated its ability to grow our business both organically and through selective acquisitions and to manage our operations in both favorable and unfavorable market conditions.

Incentivized Management Ownership. Through their significant equity ownership, the interests of our management team are strongly aligned with those of our stockholders. At the closing of this offering, our management team will beneficially own approximately % of our outstanding common stock. In addition, we have adopted a stock incentive plan through which we may grant our key employees options to acquire additional shares of our common stock, restricted stock, performance stock awards or phantom stock awards, if specified performance goals are met.

Our History
      We were founded by David E. Wallace, Jacob B. Linaberger, and Rhys R. Reese, all former employees of Halliburton Energy Services, Inc. We commenced operations in May 1997 under the name Superior Well Services, Ltd. in Black Lick and Bradford, Pennsylvania. Since our inception, we have grown from our three founders to over 500 employees by expanding our geographical scope of operations, our fleet of equipment and our range of service offerings. We have also completed selective acquisitions, including our January 1999 acquisition of the assets and personnel of Eastern Well Surveys, Inc., which expanded our operations into Ohio, and our August 2003 acquisition of the assets and personnel of Osage Wireline Inc., which expanded our operations into Oklahoma and Kansas. These acquisitions enhanced our mix of services and expanded our geographic reach. Today, we operate through our ten service centers in Pennsylvania, Alabama, West Virginia, Mississippi, Ohio, Oklahoma and Utah.
Our Structure and Ownership
      Our operations are currently conducted by two separate operating partnerships under common control, Superior Well Services, Ltd. and Bradford Resources, Ltd. Pursuant to a contribution agreement among the partners of these two operating partnerships, the operations of these two partnerships will be combined under a holding company structure immediately prior to the closing of this offering. Superior Well Services, Inc. was formed on March 2, 2005 as a Delaware corporation to serve as the parent holding company for this structure. For more information about our holding company restructuring, please read “Certain Relationships and Related Party Transactions — The Contribution Agreement”.
Risk Factors
      Our future operating results and financial condition are subject to a number of risks and uncertainties. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed under “Risk Factors”.
Our Executive Offices
      Our principal executive offices are located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701, and our telephone number is (724) 465-8904. Information contained on our website, http://www.superiorwells.com, is not intended to be part of this prospectus.

The Offering

Common stock offered:

By us	shares.

By the selling stockholders	shares.

Common stock outstanding after the offering	shares.

Use of proceeds	We estimate that our net proceeds from the sale of the shares offered by us, after deducting estimated expenses and underwriting discounts and commissions will be approximately $ million. We will use our net proceeds from this offering:

• to repay $ million of outstanding indebtedness under our existing credit facility and line of credit;

• to purchase approximately $ million of additional oilfield services equipment; and

• for general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds”.

Proposed Nasdaq symbol	“SWSI”.

Summary Historical Combined Financial Information
      The following table sets forth our summary historical combined financial and operating data as of the dates and for the periods shown. Our operations are currently conducted by two separate operating partnerships under common control. Pursuant to a contribution agreement among the partners of these two operating partnerships, the operations of the two partnerships will be combined under a holding company structure immediately prior to the closing of this offering. Superior Well Services, Inc. will serve as the parent holding company for this structure. The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our combined financial statements included elsewhere in this prospectus. The amounts for each historical annual period presented below were derived from our audited financial statements.

	Year Ended December 31,

	2002	2003	2004

	(in thousands)
Combined Statements of Income Data:
Revenue	$34,246	$51,462	$76,041
Cost of revenue	23,881	34,908	52,917

Gross profit	10,365	16,554	23,124
Selling, general and administrative expenses	4,977	8,282	12,869

Operating income	5,388	8,272	10,255
Interest expense	(35)	(78)	(310)
Other (expense) income	(7)	20	(148)

Net income	$5,346	$8,214	$9,797

Pro forma income tax expense (unaudited)(1)	2,288	3,528	4,249

Net income adjusted for pro forma income tax expense (unaudited)	$3,058	$4,686	$5,548

Combined Statements of Cash Flow Data:
Net cash provided by operations	$9,151	$6,692	$12,899
Net cash used in investing	(10,288)	(10,765)	(19,399)
Net cash provided by financing	—	4,827	6,751
Capital expenditures	9,813	9,150	19,409
Acquisitions, net of cash acquired	—	2,125	—
Depreciation and Amortization	2,467	3,465	5,057
Balance Sheet Data:
Cash and cash equivalent	$538	$1,293	$1,544
Property, plant and equipment, net	19,437	26,036	40,594
Total assets	26,379	37,225	56,682
Long-term debt	34	80	11,093
Partners’ capital	18,837	30,112	33,819
Other Financial Data:
EBITDA(2)	$7,848	$11,757	$15,164

(1)	Historically, we were not subject to federal or state income taxes due to our partnership structure. Pro forma income tax expense (unaudited) has been computed at statutory rates to reflect the pro forma effect on net income for periods prior to our holding company restructuring that will occur immediately prior to the closing of this offering.

(2)	EBITDA consists of earnings (net income) before interest expense, income tax expense and depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States, or GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.
      We believe EBITDA is useful to an equity investor in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which the assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.
      Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in our credit facilities;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.
      The following table presents a reconciliation of EBITDA with our net income on a historical basis for each of the periods indicated.

	Year Ended December 31,

	2002	2003	2004

	(in thousands)
Reconciliation of EBITDA to Net Income:
Net income	$5,346	$8,214	$9,797
Income tax (expense) benefit	—	—	—
Net interest expense	35	78	310
Depreciation and amortization	2,467	3,465	5,057

EBITDA	$7,848	$11,757	$15,164

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before deciding to invest in our common stock. Some of the following risks relate principally to the industry in which we operate and to our business. Other risks relate principally to the securities markets and ownership of our common shares. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Our Industry
Our business depends on domestic spending by the oil and natural gas industry, and this spending and our business may be adversely affected by industry conditions that are beyond our control.
      We depend on our customers’ willingness to make operating and capital expenditures to explore, develop and produce oil and natural gas in the United States. Industry conditions are influenced by numerous factors over which we have no control, such as:

•	the supply of and demand for oil and natural gas and related products;

•	domestic and worldwide economic conditions;

•	political instability in oil producing countries;

•	price of foreign imports of oil and natural gas, including liquefied natural gas;

•	weather conditions;

•	technical advances affecting energy consumption;

•	the price and availability of alternative fuels; and

•	merger and divestiture activity among oil and natural gas producers.
      The volatility of the oil and natural gas industry and the consequent impact on exploration and production activity could adversely impact the level of drilling and workover activity by some of our customers. This reduction may cause a decline in the demand for our services or adversely affect the price of our services. In addition, reduced discovery rates of new oil and natural gas reserves in our market areas may have a negative long-term impact on our business, even in an environment of stronger oil and natural gas prices, to the extent existing production is not replaced and the number of producing wells for us to service declines. We cannot predict the future level of demand for our services, future crude oil and natural gas commodity prices or future conditions of the well services industry.
A decline in or substantial volatility of crude oil and natural gas commodity prices could adversely affect the demand for our services.
      The demand for our services is substantially influenced by current and anticipated crude oil and natural gas commodity prices and the related level of drilling activity and general production spending in the areas in which we have operations. Volatility or weakness in crude oil and natural gas commodity prices (or the perception that crude oil and natural gas commodity prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending for existing wells. This, in turn, could result in lower demand for our services as the products and services we provide are, to a substantial extent, deferrable in the event oil and natural gas companies reduce capital expenditures. As a result, we may experience lower utilization of, and may be forced to lower our rates for, our equipment and services. A decline in crude oil and natural gas commodity prices or a reduction in drilling or production activities could materially adversely affect the demand for our services and our results of operations.
      Historical prices for crude oil and natural gas have been extremely volatile and are expected to continue to be volatile. For example, although oil prices have recently exceeded $55 per barrel, oil prices fell to approximately $10 per barrel in early 1999. Although activity levels in production and development sectors of the oil and natural gas industry are less immediately affected by changing prices and as a result, less volatile than the exploration sector, producers may reduce expenditures in reaction to declining crude oil and natural gas commodity prices. This has in the past and may in the future adversely affect our business. A prolonged low level of activity in the oil and natural gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.
We may not be able to grow successfully through future acquisitions or successfully manage future growth, and we may not be able to effectively integrate the businesses we do acquire.
      Our business strategy has included, and will continue to include, growth through the acquisitions of other businesses. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets on terms favorable to us. Competition for acquisition opportunities may escalate, increasing our cost of making further acquisitions or causing us to refrain from making additional acquisitions. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to our stockholders. In addition, we may not be successful in integrating our current or future acquisitions into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance, or require a disproportionate amount of our management’s attention.
We are vulnerable to the potential difficulties associated with rapid expansion.
      We have grown rapidly over the last several years through internal growth and acquisitions of other businesses and assets. We believe our future success depends in part on our ability to manage the rapid growth we have experienced and the demands from increased responsibility on our management personnel. The following factors could present difficulties to us:

•	lack of sufficient executive-level personnel;

•	increased administrative burden; and

•	increased logistical problems common to large, expansive operations.
      If we do not manage these potential difficulties successfully, our operating results could be adversely affected. In addition, we may have difficulties managing the increased costs associated with our growth, which could adversely affect our operating margins. The historical financial information incorporated herein is not necessarily indicative of the results that we would have achieved had we operated under a fully integrated corporate structure or the results that we may realize in the future.
We may require additional capital in the future, which may not be available to us.
      Our business is capital intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Adequate sources of capital funding may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to the holdings of existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to fund maintenance requirements, acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.
We depend on a relatively small number of customers for a substantial portion of our revenue. The inability of one or more of our customers to meet their obligations or the loss of our business with Atlas America, Inc. or GeoMet Operating Company, in particular, may adversely affect our financial results.
      We derive a significant amount of our revenue from a relatively small number of independent oil and natural gas companies. In 2004 and 2003, eight companies accounted for 55% and 63% of our revenue, respectively. Our inability to continue to provide services to these key customers, if not offset by additional sales to our customers, could adversely affect our financial condition and results of operations. Moreover, the revenue we derived from our contracts with Atlas America, Inc. and GeoMet Operating Company for the year ended December 31, 2004, constituted approximately 21.9% and 10.9% of our total revenue for such period, respectively. These companies may not provide the same level of our revenue in the future for a variety of reasons including, their lack of funding, a strategic shift on their part in moving to different geographic areas in which we do not operate or our failure to meet their performance criteria. The loss of all or a significant part of this revenue would adversely affect our financial condition and results of operations.
      This concentration of customers may impact our overall exposure to credit risk in that customers may be similarly affected by changes in economic and industry condition. We do not generally require collateral in support of our trade receivables.
The loss of or interruption in operations of one or more of our key suppliers could have a material adverse effect on our operations.
      Our reliance on outside suppliers for some of the key materials and equipment we use in providing our services involves risks, including limited control over the price, timely delivery and quality of such materials or equipment. Our main suppliers include:

•	Frac Sand Sales, Inc., for our fracturing sand;

•	BOC Gases, Inc., for nitrogen;

•	Mark Ann Industries, Inc., for cement;

•	Hydra Rig, a division of National Oilwell Varco, Inc., for our nitrogen and cement pumpers; and

•	Stewart & Stevenson Services Inc., for our blenders.
      With the exception of our contract with BOC Gases, Inc., we have no written contracts with our suppliers to ensure the continued supply of materials or equipment. Although we have identified alternate suppliers for most of our key materials and equipment, any required changes in our suppliers could cause material delays in our operations and increase our costs. In addition, our suppliers may not be able to meet our future demands as to volume, quality or timeliness. Our inability to obtain timely delivery of key materials or equipment of acceptable quality or any significant increases in prices of materials or equipment could result in material operational delays, increase our operating costs, limit our ability to service our customers’ wells or materially and adversely affect our business and operating results.
Competition within the oilfield services industry may adversely affect our ability to market our services.
      The oilfield services industry is highly competitive and fragmented and includes several large companies that compete in many of the markets we serve, as well as numerous small companies that compete with us on a local basis. Our larger competitors’ greater resources could allow them to better withstand industry downturns, compete more effectively on the basis of price and technology and retain skilled personnel. We believe the principal competitive factors in the market areas we serve are price, product and service quality, availability of crews and equipment and technical proficiency. Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services or expand into service areas where we operate. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations and financial condition. In addition, competition among oilfield services and equipment providers is affected by each provider’s reputation for safety and quality.

We may not be able to keep pace with the continual and rapid technological developments that characterize the market for our services, and our failure to do so may result in our loss of market share.
      The market for our services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in equipment functions and performance. As a result, our future success and profitability will be dependent in part upon our ability to:

•	improve our existing services and related equipment;

•	address the increasingly sophisticated needs of our customers; and

•	anticipate changes in technology and industry standards and respond to technological developments on a timely basis.
      If we are not successful in acquiring new equipment or upgrading our existing equipment on a timely and cost-effective basis in response to technological developments or changes in standards in our industry, we could lose market share. In addition, current competitors or new market entrants may develop new technologies, services or standards that could render some of our services or equipment obsolete, which could have a material adverse effect on our operations.
Our industry has recently experienced shortages in the availability of qualified field personnel. Any difficulty we experience replacing or adding qualified field personnel could adversely affect our business.
      We may not be able to find enough skilled labor to meet our employment needs, which could limit our growth. Although we have been able to hire workers to meet our current needs, there is currently a reduced pool of qualified workers in our industry due to increased activity in the oilfield services and commercial trucking sectors. Therefore, we may have problems finding enough skilled and unskilled laborers in the future if the demand for our services increases. In that event, it is possible that we will have to raise wage rates to attract and train workers from other fields in order to retain or expand our current work force. If we are not able to increase our service rates sufficiently to compensate for wage rate increases, our operating results may be adversely affected.
      Other factors may also limit our ability to find enough workers to meet our employment needs. Our services are performed by licensed commercial truck drivers and equipment operators who must perform physically demanding work. As a result of our industry volatility and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. We believe that our success is dependent upon our ability to continue to employ, train and retain skilled technical personnel. Our inability to accomplish this task generally could have a material adverse effect on our operations.
The loss of key members of our management or the failure to attract and motivate key personnel could have an adverse effect on our business, financial condition and results of operations.
      We depend to a large extent on the services of some of our executive officers and directors. The loss of the services of David E. Wallace, our Chief Executive Officer, Jacob B. Linaberger, our President, Rhys R. Reese, an Executive Vice President and our Chief Operating Officer, and other key personnel, or the failure to attract and motivate key personnel, could have an adverse effect on our business, financial condition and results of operations. In connection with this offering, we will enter into employment agreements with Messrs. Wallace, Reese and Linaberger that will contain non-compete agreements. Notwithstanding these agreements, we may not be able to retain our executive officers and may not be able to enforce all of the provisions in the employment agreements. We do not maintain key person life insurance on the lives of any of our executive officers or directors. The death or disability of any of our executive officers or directors may adversely affect our operations.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may not be fully covered under our insurance policies.
      Our operations are subject to hazards inherent in the oil and natural gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause:

•	personal injury or loss of life;

•	damage to or destruction of property, equipment, the environment and wildlife; and

•	suspension of operations.
      The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our financial condition and results of operations. In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a wellsite location where our equipment and services are being used may result in us being named as a defendant in lawsuits asserting large claims. The frequency and severity of such incidents affect our operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents could affect our ability to obtain projects from oil and natural gas companies.
      We maintain insurance coverage that we believe to be customary in the industry against these hazards. However, we do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. In addition, we are subject to various self-retentions and deductibles under our insurance policies. The occurrence of an event not fully insured against, or the failure of an insurer to meet its insurance obligations, could result in substantial losses. We also may not be able to maintain adequate insurance in the future at rates we consider reasonable, and there can be no assurance that insurance will be available to cover any or all of these risks, or, even if available, that it will be adequate or that insurance premiums or other costs will not rise significantly in the future, so as to make such insurance cost prohibitive. In addition, our insurance is subject to coverage limits and some policies exclude coverage for damages resulting from environmental contamination. See “Business — Operating Risks and Insurance”.
We are subject to federal, state and local regulation regarding issues of health, safety and protection of the environment. Under these regulations, we may become liable for penalties, damages or costs of remediation. Any changes in laws and government regulations could increase our costs of doing business.
      Our operations are subject to federal, state and local laws and regulations relating to protection of natural resources and the environment, health and safety, waste management, and transportation of waste and other substances. Liability under these laws and regulations could result in cancellation of well operations, fines and penalties, expenditures for remediation, and liability for property damages and personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations also may include assessment of administrative, civil and criminal penalties, revocation of permits and issuance of corrective action orders. In addition, the oil and natural gas operations of our customers and therefore our operations, particularly in the Rocky Mountain region, are limited by lease stipulations designed to protect various wildlife.
      Our down-hole surveying operations use densitometers containing sealed, low-grade radioactive sources such as Cesium-137 that aid in determining the density of down-hole cement slurries, waters, and sands as well as help evaluate the porosity of specified subsurface formations. Our activities involving the use of densitometers are regulated by the U.S. Nuclear Regulatory Commission and specified agencies of certain applicable states that work cooperatively in implementing the federal regulations. In addition, our down-hole surveying operations involve the use of explosive charges that are regulated by the U.S. Department of Justice, Bureau of Alcohol, Tobacco, Firearms, and Explosives. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such densitometers as well as explosive charges.

      Laws protecting the environment generally have become more stringent over time and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. The modification or interpretation of existing laws or regulations, or the adoption of new laws or regulations, could curtail exploratory or developmental drilling for oil and natural gas and could limit our well services opportunities. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or due to the conduct of, or conditions caused by, prior operators or other third parties. Clean-up costs and other damages arising as a result of environmental laws and regulations, and costs associated with changes in such laws and regulations could be substantial and could have a material adverse effect on our financial condition. Please read “Business — Environmental Regulation” for more information on the environmental laws and government regulations that are applicable to us.
If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.
      Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful or that we will be able to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.
Upon successful completion of this offering, we will be a holding company, with no revenue generating operations of our own. We will depend on the performance of our subsidiaries and their ability to make distributions to us.
      Upon successful completion of this offering, we will be a holding company with no business operations, sources of income, indebtedness or assets of our own other than our ownership interests in our subsidiaries. Because all our operations will be conducted by our subsidiaries, our cash flow and our ability to repay our debt that we may incur after this offering will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us will be subject to restrictions imposed by the current and future debt instruments of our subsidiaries.
      Our subsidiaries are separate and distinct legal entities. Any right that we will have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary.
Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.
      As of March 31, 2005, our total debt on a combined basis was $17.6 million and on an as adjusted basis, giving effect to this offering and the use of proceeds as described in “Use of Proceeds” on that date, our total debt would have been $0.9 million. Our total debt could increase, as we have a total borrowing capacity of $31.0 million under our credit facilities, of which $13.4 million was available as of March 31, 2005. At the closing of this offering, we intend to repay the indebtedness under our credit facilities in full and enter into a new revolving credit facility. We expect that our new revolving credit facility will require us to maintain certain financial ratios and satisfy certain financial conditions as well as limit our ability to take various actions, such as incurring additional indebtedness, purchasing assets and merging or consolidating with other entities.
      Our overall level of indebtedness could have important consequences to you. For example, it could:

•	impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

•	limit our ability to borrow funds that may be necessary to operate or expand our business;

•	put us at a competitive disadvantage to competitors that have less debt;

•	increase our vulnerability to interest rate increases; and

•	hinder our ability to adjust to rapidly changing economic and industry conditions.
      Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Description of Our Indebtedness” for a discussion of our credit facilities.
Unionization efforts could increase our costs or limit our flexibility.
      Presently, none of our employees work under collective bargaining agreements. Unionization efforts have been made from time to time within our industry, to varying degrees of success. Any such unionization could increase our costs or limit our flexibility.
Severe weather could have a material adverse impact on our business.
      Our business could be materially and adversely affected by severe weather. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	weather-related damage to equipment resulting in suspension of operations;

•	weather-related damage to our facilities;

•	inability to deliver materials to jobsites in accordance with contract schedules; and

•	loss of productivity.
      In addition, oil and natural gas operations of potential customers located in the Appalachian, Mid-Continent and Rocky Mountain regions of the United States are adversely affected by seasonal weather conditions, primarily in the spring. Many municipalities impose weight restrictions on the paved roads that lead to our jobsites due to the muddy conditions caused by spring thaws. This limits our access to these jobsites and our ability to service wells in these areas. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

A terrorist attack or armed conflict could harm our business.
      Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States may adversely affect the U.S. and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur or escalate, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to customer’s operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Risks Related to this Offering

Future sales of shares of our common stock may affect their market price and the future exercise of options may depress our stock price and result in immediate and substantial dilution.
      We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Upon completion of this offering, our existing stockholders will beneficially own                      shares of our common stock, which will be      % of our outstanding common stock. We and our officers, directors and existing stockholders are subject to the lock-up agreements described in “Underwriting” for a period of 180 days after the date of this prospectus. Existing stockholders will be parties to a registration rights agreement granting them certain demand and piggyback registrations in the future. In addition, after one year following the closing of this offering, the shares issued to stockholders prior to the closing of this offering will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate. Please read “Shares Eligible for Future Sale”.
      As soon as practicable after this offering, we intend to file one or more registration statements with the Securities and Exchange Commission, or SEC, on Form S-8 providing for the registration of                      shares of our common stock issued or reserved for issuance under our 2005 Stock Incentive Plan. Subject to the expiration of lock-ups we and certain of our stockholders have entered into and any applicable restrictions or conditions contained in our 2005 Stock Incentive Plan, the shares registered under these registration statements on Form S-8 will be available for resale immediately in the public market without restriction.

Our management and directors will beneficially own, control or have substantial influence over a significant amount of our common stock, giving them a controlling influence over our corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock by such stockholders will limit the influence of public stockholders.
      Upon completion of this offering, our management, directors and their respective affiliates, will beneficially own, control or have substantial influence over approximately      % of our outstanding common stock, and approximately      % if the underwriters exercise their over-allotment option in full. If these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to control or substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination, which could adversely effect the market price of our common stock.

Purchasers of common stock will experience immediate and substantial dilution.
      Based on an assumed initial public offering price of $           per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $           per share in the net tangible book value per share of common stock from the initial public offering price, and our pro forma net tangible book value as of December 31, 2004 after giving effect to this offering would be $           per share. You will incur further dilution if outstanding options to purchase common stock are exercised. In addition, our certificate of incorporation allows us to issue significant numbers of additional shares. Please read “Dilution” for a complete description of the calculation of net tangible book value.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.
      Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	limitations on the removal of directors;

•	the prohibition of stockholder action by written consent; and

•	limitations on the ability of our stockholders to call special meetings and establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.
      Delaware law prohibits us from engaging in any business combination with any “interested stockholder”, meaning generally that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder, unless various conditions are met, such as approval of the transaction by our board of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.
      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

There has been no active trading market for our common stock, and an active trading market may not develop.
      Prior to this offering, there has been no public market for our common stock. We intend to list our common stock for quotation on the Nasdaq National Market, or Nasdaq. We do not know if an active trading market will develop for our common stock or how the common stock will trade in the future, which may make it more difficult for you to sell your shares. Negotiations among the underwriters, the selling stockholders and us will determine the initial public offering price, which may not be indicative of the price at which our common stock will trade following the completion of this offering. You may not be able to resell your shares at or above the initial public offering price.

If our stock price fluctuates after the initial offering, you could lose a significant part of your investment.
      In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC and those of our competitors;

•	fluctuations in broader stock market prices and volumes, particularly among securities of oil and natural gas service companies;

•	changes in market valuations of similar companies;

•	investor perception of our industry or our prospects;

•	additions or departures of key personnel;

•	commencement of or involvement in litigation;

•	changes in environmental and other governmental regulations;

•	announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	variations in our quarterly results of operations or cash flows or those of other oil and natural gas service companies;

•	revenue and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

•	changes in our pricing policies or pricing policies of our competitors;

•	future issuances and sales of our common stock;

•	demand for and trading volume of our common stock;

•	domestic and worldwide supplies and prices of and demand for natural gas and oil; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry.
      The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly. In particular, the market price of our common stock may be influenced by variations in crude oil and natural gas commodity prices, because demand for our services is closely related to the prices of these commodities. This may cause our stock price to fluctuate with these underlying commodity prices, which are highly volatile.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things, the risk factors discussed in this prospectus and other factors, most of which are beyond our control.
      The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “plan”, “expect” and similar expressions are intended to identify forward-looking statements. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements.
      Although we believe that the forward-looking statements contained in this prospectus are based upon reasonable assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.
      Important factors that may affect our expectations, estimates or projections include:

•	general economic and market conditions;

•	competition within our industry;

•	a decline in or substantial volatility of crude oil and natural gas commodity prices, and any related changes in expenditures by our customers;

•	the effects of future acquisitions on our business;

•	changes in customer requirements in markets or industries we serve;

•	our access to current or future financing arrangements;

•	our ability to develop and maintain an effective system of internal controls;

•	our ability to replace or add workers at economic rates;

•	environmental and other governmental regulations; and

•	the effects of severe weather on our services centers or equipment.
      Our forward-looking statements speak only as of the date of this prospectus. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We expect to receive net proceeds from this offering of approximately $           million ($           million if the underwriters’ over-allotment is fully exercised), assuming an initial public offering price of $           per share and after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any of the net proceeds from any sale of shares of common stock by any selling stockholders.
      We will use our net proceeds from this offering:

•	to repay $ million of outstanding indebtedness under our existing credit facility and line of credit;

•	to purchase approximately $ million of additional oilfield services equipment; and

•	the remainder for general corporate purposes.
      We will use the net proceeds that we receive from any exercise of the underwriter’s over-allotment option for general corporate purposes.
      The term portion of our existing credit facility bears interest at a weighted average annual interest rate of 4.2% and matures in January 2010. The revolving portion of our existing credit facility bears interest at a weighted average annual interest rate of 4.5% and matures in January 2011. We used the borrowings under this facility to purchase additional equipment in 2004. We have an additional line of credit that bears interest at a weighted average annual interest rate of 4.4% and is payable on demand. In connection with the closing of this offering, we intend to terminate our existing credit facility and line of credit and enter into a new revolving credit facility.
      Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a description of our outstanding indebtedness and our new revolving credit facility.
DIVIDEND POLICY
      We have not declared or paid any dividends on our common stock, and we do not currently anticipate paying any dividends on our common stock in the forseeable future. Instead, we currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant.

CAPITALIZATION
      The following table sets forth at December 31, 2004:

•	on an actual basis, the combined cash and cash equivalents, long-term debt and partners’ capital of Superior Well Services, Ltd. and Bradford Resources, Ltd.; and

•	as adjusted to reflect (1) the consummation of the transactions contemplated by the contribution agreement as described under “Certain Relationships and Related Party Transactions” and (2) the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting $ for the estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds from this offering as set forth under “Use of Proceeds”.
      The information was derived from and is qualified by reference to our combined financial statements included elsewhere in this prospectus. The information in this table is unaudited. You should read this information in conjunction with our historical combined financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	December 31, 2004

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$1,544	$

Total debt, including current portion:
Term loan under credit facility	$12,000	$
Revolving loan under credit facility	3,955
Other debt	953

Total debt	16,908

Partners’ capital	33,819
Stockholders’ equity:
Common stock, $.01 par value, shares authorized, shares issued and outstanding; shares authorized, shares issued and outstanding, as adjusted	—
Additional paid-in capital	—
Total stockholders’ equity	—

Total capitalization	$50,727	$

DILUTION
      Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Adjusted net tangible book value per share represents the amount of the total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding. At December 31, 2004, we had an adjusted net tangible book value of $33.8 million or $           per share of common stock. After giving effect to the sale of                      shares of common stock in this offering at an assumed initial public offering price of $           per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value at December 31, 2004 would have been $           million or $           per share. This represents an immediate increase in such adjusted net tangible book value of $           per share to existing stockholders and an immediate and substantial dilution of $           per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Adjusted net tangible book value per share as of December 31, 2004
Increase attributable to new public investors
As adjusted net tangible book value per share after this offering
Dilution in as adjusted net tangible book value per share to new investors
      The following table summarizes, on the as adjusted basis set forth above as of December 31, 2004, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $          , the mid-point of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased(1)			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing Stockholders(2)			%	$		%	$
New Public Investors

Total		100%		$	100%

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

(2)	With respect to our executive officers, directors and 10%-or-greater stockholders, and assuming the exercise of all outstanding warrants and stock options, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by all of those affiliated persons, are as follows:

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Affiliated persons			%	$		%	$
      As of                     , there were                      shares of our common stock outstanding, held by  stockholders. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                     or approximately           % of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors to                     or approximately           % of the total number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL COMBINED FINANCIAL DATA
      The following table sets forth our selected historical combined financial information as of the dates and for the periods shown. Our operations are currently conducted by two separate operating partnerships under common control. Pursuant to a contribution agreement among the partners of these two operating partnerships, the operations of the two partnerships will be combined under a holding company structure immediately prior to the closing of this offering. Superior Well Services, Inc. will serve as the parent holding company for this structure. The historical financial data for the years ended December 31, 2000 and 2001 has been derived from our unaudited financial statements, which are not included in this prospectus. The historical financial data for the years ended December 31, 2002, 2003 and 2004 has been derived from our combined financial statements included in this prospectus. The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our combined financial statements included elsewhere in this prospectus.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(unaudited)	(unaudited)
	(in thousands, except per share data)
Combined Statements of Income Data:
Revenue	$15,068	$25,496	$34,246	$51,462	$76,041
Cost of revenue	11,324	16,690	23,881	34,908	52,917

Gross profit	3,744	8,806	10,365	16,554	23,124
Selling, general and administrative expenses	2,266	3,136	4,977	8,282	12,869

Operating income	1,478	5,670	5,388	8,272	10,255
Interest expense	(73)	(5)	(35)	(78)	(310)
Other (expense) income	(69)	110	(7)	20	(148)

Net income	$1,336	$5,775	$5,346	$8,214	$9,797

Pro Forma income tax expense (unaudited)(1)	534	2,310	2,288	3,528	4,249

Net income adjusted for pro forma income tax expense (unaudited)	$802	$3,465	$3,058	$4,686	$5,548

Net income per common share(2)
Basic
Diluted
Average Shares Outstanding
Basic
Diluted
Combined Statements of Cash Flow Data:
Net cash provided by operations	$2,044	$7,319	$9,151	$6,692	$12,899
Net cash used in investing	(1,368)	(3,770)	(10,288)	(10,765)	(19,399)
Net cash provided by financing	(590)	(2,016)	—	4,827	6,751
Capital expenditures	1,518	3,799	9,813	9,150	19,409
Acquisitions, net of cash acquired	—	—	—	2,125	—
Depreciation and Amortization	1,423	1,786	2,467	3,465	5,057
Balance Sheet Data:
Cash and cash equivalents	$143	$1,675	$538	$1,293	$1,544
Property, plant and equipment, net	9,793	11,960	19,437	26,036	40,594
Total assets	12,574	17,907	26,379	37,225	56,682
Long-term debt	—	86	34	80	11,093
Partners’ capital	10,722	15,170	18,837	30,112	33,819
Other Financial Data:
EBITDA(3)	$2,832	$7,566	$7,848	$11,757	$15,164
Please refer to the footnotes on the following page.

(1)	Historically, we were not subject to federal or state income taxes due to our partnership structure. Pro forma income tax expense (unaudited) has been computed at statutory rates to reflect the pro forma effect on net income for periods prior to our holding company restructuring that will occur immediately prior to the closing of this offering.

(2)	Share and per share data have been retroactively restated to reflect our holding company restructuring that will occur immediately prior to the closing of this offering.

(3)	EBITDA consists of earnings (net income) before interest expense, income tax expense and depreciation and amortization. This term, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other income or cash flow statement data prepared in accordance with GAAP.
      We believe EBITDA is useful to an equity investor in evaluating our operating performance because:

•	it is widely used by investors in our industry to measure a company’s operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which the assets were acquired; and

•	it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.
      Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in our credit facilities;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.
      The following table presents a reconciliation of EBITDA with our net income on a historical basis for each of the periods indicated.

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(unaudited)	(unaudited)
	(in thousands)
Reconciliation of EBITDA to Net Income:
Net income	$1,336	$5,775	$5,346	$8,214	$9,797
Income tax (expense) benefit	—	—	—	—	—
Net interest expense	73	5	35	78	310
Depreciation and amortization	1,423	1,786	2,467	3,465	5,057

EBITDA	$2,832	$7,566	$7,848	$11,757	$15,164

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis should be read in conjunction with the “Selected Historical Combined Financial Data” and the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, economic and competitive conditions, regulatory changes, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements”, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.
Overview
      We are an oilfield services company operating in many of the major oil and natural gas producing regions in the Appalachian, Mid-Continent, Rocky Mountain, Southeast and Southwest regions of the United States. Our oilfield services business has grown from two service centers in the Appalachian region in 1997 to currently ten service centers located throughout Pennsylvania, Ohio, West Virginia, Alabama, Mississippi, Oklahoma and Utah.
      We derive our revenue from two primary categories of services — technical pumping services and down-hole surveying services. Substantially all of our customers are domestic oil and natural gas exploration and production companies that typically require both types of services in their operations. Our operating revenue from these operations, and their relative percentages of our total revenue, consisted of the following:

	Year Ended December 31,

	2002		2003		2004

	(dollars in thousands)
Revenue:
Technical pumping services	$30,717	89.7%	$46,159	89.7%	$68,160	89.6%
Down-hole surveying services	3,529	10.3%	5,303	10.3%	7,881	10.4%

Total revenue	$34,246	100%	$51,462	100%	$76,041	100%

      The following is a brief description of our services:

Technical Pumping Services
      We offer three types of technical pumping services — stimulation, nitrogen and cementing — which accounted for 52.4%, 16.7% and 20.5% of our revenue in 2004, respectively. Our fluid-based stimulation services include fracturing and acidizing, which are designed to improve the flow of oil and natural gas from producing zones. In addition to our fluid-based stimulation services, we also use nitrogen to stimulate wellbores. Our foam-based nitrogen stimulation services accounted for substantially all of our total nitrogen services revenue in 2004. Our cementing services consist of blending high-grade cement and water with various additives to create a cement slurry that is pumped through the well casing into the void between the casing and the bore hole. Once the slurry hardens, the cement isolates fluids and gases, which protects the casing from corrosion, holds the well casing in place and controls the well.

Down-Hole Surveying Services
      We offer two types of down-hole surveying services — logging and perforating — which collectively accounted for approximately 10.4% of our revenue in 2004. Our logging services involve the gathering of down-hole information through the use of specialized tools that are lowered into a wellbore from a truck. An armored electro-mechanical cable, or wireline, is used to transmit data to our surface computer that records various characteristics about the formation or zone to be produced. We provide perforating services as the initial step of stimulation by lowering specialized tools and perforating guns into a wellbore by wireline. The specialized tools transmit data to our surface computer to verify the integrity of the cement and position the perforating gun, which fires shaped explosive charges to penetrate the producing zone to create a short path between the oil or natural gas reservoir and the production tubing to enable the production of hydrocarbons. In addition, we also perform workover services aimed at improving the production rate of existing oil and natural gas wells, including perforating new hydrocarbon bearing zones in a well once a deeper zone or formation has been depleted.

How We Generate Our Revenue
      The majority of our customers are regional, independent oil and natural gas companies. The primary factor influencing demand for our services by those customers is the level of spending related to their drilling and production activities, which, in turn, depends primarily on current and anticipated future crude oil and natural gas commodity prices and depletion rates.
      We generate revenue from our technical pumping services and down-hole surveying services by charging our customers a set-up charge plus an hourly rate based on the type of equipment used. The set-up charges and hourly rates are determined by a competitive bid process and depend upon the type of service to be performed, the equipment and personnel required for the particular job and the market conditions in the region in which the service is performed. Each job is given a base time allotment of six hours. We generally charge an increased hourly rate for each hour worked beyond the initial six hour base time allotment. We also charge customers for the materials, such as stimulation fluids, cement and nitrogen, that we use in each job. Material charges include the cost of the materials plus a markup and are based on the actual quantity of materials used.

How We Evaluate Our Operations
      We believe that investors benefit from understanding the same financial measures that our management uses in evaluating our performance. Our management uses a variety of financial and operational measurements to analyze the performance of our services. These measurements include the following: (1) operating income per service center; (2) material and labor expenses as a percentage of revenue; (3) general and administrative expenses as a percentage of revenue; and (4) EBITDA.
     Operating Income per Service Center.
      The operating income generated by each of our ten service centers is an important part of our operational analysis. We monitor operating income separately for each of our service centers and analyze trends to determine the relative performance of each service center. Our analysis enables us to more efficiently allocate our equipment and field personnel among our service centers and determine if we need to increase our marketing efforts in the markets served by a particular service center. By comparing our operating income on a per service center basis, we can quickly identify market increases or decreases in the diverse geographic areas in which we operate.
      It has been our experience that our new service centers need 12 to 24 months of lead time following their establishment to achieve the level of profitability of our existing service centers. Thus, we expect lower initial operating income from new service centers as compared to existing service centers. Of our ten service centers, the six established service centers met our performance guidelines in 2004. These included our service centers located in Bradford, Pennsylvania; Black Lick, Pennsylvania; Mercer, Pennsylvania; Wooster, Ohio; Kimball, West Virginia; and Cottondale, Alabama.

     Material and Labor Expenses as a Percentage of Revenue.
      Material and labor expenses are composed primarily of cost of materials, maintenance, fuel and the wages of our field personnel. The cost of these expenses as a percentage of revenue have historically remained relatively stable for our established service centers.
      Our material costs primarily include the cost of inventory consumed while performing our stimulation, nitrogen and cementing services. Increases in our material and fuel costs are frequently passed on to our customers. However, due to the timing of our marketing and bidding cycles, there is generally a delay of several weeks or months from the time that we incur an actual price increase until the time that we can pass on that increase to our customers.
      Our labor costs consist primarily of wages for our field personnel. As a result of recent shortages of qualified supervision personnel and equipment operators due to increased activity in the oilfield services and commercial trucking sectors, it is possible that we will have to raise wage rates to attract and train workers from other fields in order to maintain or expand our current work force. We believe we will be able to continue to increase service rates to our customers to compensate for wage rate increases.
     Selling, General and Administrative Expenses as a Percentage of Revenue.
      Our selling, general and administrative expenses, or SG&A expenses, include fees for partnership management services and administrative, marketing and maintenance employee compensation and related benefits, office and lease expenses, insurance costs and professional fees, as well as other costs and expenses not directly related to field operations. Our management continually evaluates the level of our general and administrative expenses in relation to our revenue because these expenses have a direct impact on our profitability. We believe that our selling, general and administrative expenses will increase as a result of our becoming a public company. For a discussion of the increase in costs associated with our public company status, please read “— Items Impacting Comparability of Our Financial Results — Public Company Expenses”.
     EBITDA.
      We define EBITDA as net income before interest expense, income tax expense and depreciation and amortization expense. Our management uses EBITDA:

•	as a measure of operating performance because it assists us in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in credit facilities;

•	in communications with lenders concerning our financial performance; and

•	to evaluate the viability of potential acquisitions and overall rates of return.

How We Manage Our Operations
      Our management team uses a variety of tools to manage our operations. These tools include monitoring: (1) service crew performance; (2) equipment maintenance performance; (3) inventory turnover rates; (4) customer satisfaction; and (5) safety performance.
     Service Crew Performance.
      We monitor our revenue on a per service crew basis to determine the relative performance of each of our crews. We also measure our activity levels by the total number of jobs completed by each of our crews as well as by each of the trucks in our fleet. We evaluate our crew and fleet utilization levels on a monthly basis, with full utilization deemed to be approximately 24 jobs per month for each of our service crews and approximately 30 jobs per month for each our trucks. By monitoring the relative performance of each of our service crews, we can more efficiently allocate our personnel and equipment to maximize our overall crew utilization.
     Equipment Maintenance Performance.
      Preventative maintenance on our equipment is an important factor in our profitability. If our equipment is not maintained properly, our repair costs may increase and, during levels of high activity, our ability to operate efficiently could be significantly diminished due to having trucks and other equipment out of service. Our maintenance crews perform monthly inspections and preventative maintenance on each of our trucks and other mechanical equipment. Our management monitors the performance of our maintenance crews at each of our service centers by monitoring the level of maintenance expenses as a percentage of revenue. A rising level of maintenance expenses as a percentage of revenue at a particular service center can be an early indication that our preventative maintenance schedule is not being followed. In this situation, management can take corrective measures, such as adding additional maintenance personnel to a particular service center to help reduce maintenance expenses as well as ensure that maintenance issues do not interfere with operations.
     Inventory Turnover Rates.
      The cost of our material inventory represents a significant portion of our cost of revenue from our technical pumping services. As a result, maintaining an optimum level of inventory at each of our service centers is an important factor in managing our operations and the failure to do so can have a material impact on our profitability. The optimum inventory level at any given service center is primarily a function of the level of activity at that service center. Our management continually monitors the inventory turnover rates at each of our service centers and adjusts the frequency of inventory orders as appropriate in order to maintain the optimum level of inventory in light of the activity level at each service center. Because some items of inventory, particularly frac sand, generally have a long lead time from order to delivery, it is important for our management to identify in advance any trends or events with respect to activity levels that may impact future inventory turnover rates.
     Customer Satisfaction.
      Upon completion of each job, we encourage our customers to complete a “pride in performance survey” that gauges their satisfaction level. The customer evaluates the performance of our service crew under various criteria and comments on their overall satisfaction level. Survey results give our management valuable information from which to identify performance issues and trends. Our management also uses the results of these surveys to evaluate our position relative to our competitors in the various markets in which we operate.
     Safety Performance.
      Maintaining a strong safety record is a critical component of our operational success. Many of our larger customers have safety history standards we must satisfy before we can perform services for them. We maintain an online safety database that our customers can access to review our historical safety record. Our management also uses this safety database to identify negative trends in operational incidents so that appropriate measures can be taken to maintain a positive safety history.

Our Growth Strategy
      Our growth strategy contemplates engaging in organic expansion opportunities and, to a lesser extent, complementary acquisitions of other oilfield services businesses. Our organic expansion activities generally consist of establishing service centers in new locations, including purchasing related equipment and hiring experienced local personnel. Historically, many of our customers have asked us to expand our operations into new regions that they enter. Once we establish a new service center, we seek to expand our operations by attracting new customers and hiring additional local personnel.

      For example, in the first quarter of 2005, we established our newest service center in Vernal, Utah. We initially considered entering into this market area at the request of one of our largest customers, El Paso Corporation. We also contacted two additional customers with operations in the Vernal, Utah area and determined that there was additional demand for our services in the area. After determining that we would have an adequate initial customer base in that area, we leased a facility in Vernal, Utah and began to hire experienced sales and operational personnel. As our only competitors in the Vernal area are major oilfield services companies, our relatively low cost structure has allowed us to aggressively price our services in that area and capture additional customers.
      The following table shows our revenue for each of our operating regions during the three year period ended December 31, 2004:

	Year Ended December 31,

	2002		2003		2004

		Percent of		Percent of		Percent of
Region	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	(dollars in thousands)
Appalachian(1)	$29,684	86.7%	$39,862	77.5%	$48,433	63.7%
Southeast(2)	4,153	12.1%	10,657	20.7%	21,099	27.8%
Southwest(3)	409	1.2%	144	0.2%	290	0.3%
Mid-Continent(4)	—	—	799	1.6%	6,219	8.2%

Total	$34,246	100%	$51,462	100%	$76,041	100%

(1)	Our Appalachian service centers are Bradford, Pennsylvania; Black Lick, Pennsylvania; Mercer, Pennsylvania; Wooster, Ohio; and Kimball, West Virginia.

(2)	Our Southeast service centers are Cottondale, Alabama; and Columbia, Mississippi.

(3)	We service the Southwest region through our Columbia, Mississippi; Hominy, Oklahoma; and Cleveland, Oklahoma service centers.

(4)	Our Mid-Continent service centers are Hominy, Oklahoma; and Cleveland, Oklahoma.
      We also pursue selected acquisitions of complementary businesses both in areas of existing operations and in new geographic areas in which we do not currently operate. In analyzing a particular acquisition, we consider the operational, financial and strategic benefits of the transaction. Our analysis includes the location of the business, strategic fit of the business in relation to our business strategy, expertise required to manage the business, capital required to integrate and maintain the business, the strength of the customer relationships associated with the business and the competitive environment of the area where the business is located. From a financial perspective, we analyze the rate of return the business will generate under various scenarios, the comparative market parameters applicable to the business and the cash flow capabilities of the business.
      To successfully execute our growth strategy, we will require access to capital on competitive terms to the extent that we do not generate sufficient cash from operations. We intend to finance future acquisitions primarily by using capacity available under our bank credit facility and equity or debt offerings or a combination of both.
Our Results of Operations
      Our results of operations are determined primarily by four interrelated variables: (1) drilling activities of our customers; (2) market price for the services we provide; (3) cost of materials and labor; and (4) seasonality. To a large extent, the pricing environment for our services will dictate our level of profitability. Our pricing is also dependent upon the prices and market demand for oil and natural gas, which affect the level of demand for, and the pricing of, our services and fluctuates with changes in market and economic condition and other factors. Seasonality primarily affects our operations in the Appalachian, Mid-Continent and Rocky Mountain regions, which may be subject to slow periods of activity during spring thaw due to road restrictions.

      The following table and discussion that follows provide a comparison of our results of operations for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,

	2002	2003	2004

	(in thousands)
Statement of Operations Data:
Revenue:
Technical pumping services	$30,717	$46,159	$68,160
Down-hole surveying services	3,529	5,303	7,881

Total revenue	$34,246	$51,462	$76,041
Expenses:
Cost of revenue	$23,881	$34,908	$52,917
Selling, general and administrative	4,977	8,282	12,869

Total expenses	$28,858	$43,190	$65,786

Operating income	$5,388	$8,272	$10,255

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     Revenue.
      Revenue was $76.0 million for the year ended December 31, 2004 compared to $51.5 million for the year ended December 31, 2003, an increase of 47.6%. Approximately $14.7 million of this increase was attributable to an increase in the drilling activity of our customers in our existing locations and price increases due to increases in costs and reductions in discounts. The remaining $9.8 million of our increase in revenue was attributable to our establishment of service centers in Columbia, Mississippi and Cleveland, Oklahoma and expansion of our existing operations at our Hominy, Oklahoma service center.
      Revenue from our technical pumping services increased by approximately 47.4% to $68.2 million for the year ended December 31, 2004 from $46.2 million for the year ended December 31, 2003. Approximately $13.6 million of this increase was attributable to an increase in the drilling activity of our existing and new customers in our existing service areas. The remaining $8.3 million of this increase was attributable to our establishment of our new service centers in Mississippi and Oklahoma.
      Revenue from our down-hole surveying services increased approximately 50.8% to $7.9 million for the year ended December 31, 2004 from $5.3 million for the year ended December 31, 2003. Approximately $1.4 million of this increase was attributable to an expansion of our existing operations at our Hominy service center with the remainder of the increase due to an increase in the drilling activity of our existing and new customers in our existing service areas.
     Cost of Revenue.
      Cost of revenue includes the cost of materials, wages of supervisors and equipment operators, fuel, repair parts, travel expenses and depreciation expenses. Cost of revenue increased 51.6% to $52.9 million for the year ended December 31, 2004 compared to $34.9 million for the year ended December 31, 2003. As a percentage of revenue, cost of revenue increased to 69.6% for the year ended December 31, 2004 from 67.8% for the year ended December 31, 2003. This increase in the cost of revenue was attributable to higher costs due to the establishment of our new service centers in Mississippi and Oklahoma, expansion of our existing operations at our Hominy service center, increased transportation costs for frac sand, fuel surcharges on many of our stimulation and cementing supplies and cost increases in steel-related materials. This increase was partially offset by a reduction in costs for nitrogen in West Virginia and Alabama due to market competition. The increased transportation cost was due to a general shortage of railroad cars, requiring us to take delivery of frac sand by truck, which was substantially more expensive. The increases in costs of stimulation and cementing supplies and steel-related materials that we incurred in 2004 could not immediately be passed on to customers due to our preexisting pricing commitments. Price adjustments to offset these cost increases were implemented in January 2005.
     Selling, General and Administrative Expenses.
      SG&A expenses include the wages and salaries of administrative, sales and maintenance personnel, as well as other general overhead costs not directly related to field operations, such as amortization expense. SG&A expenses were $12.9 million for the year ended December 31, 2004 compared to $8.3 million for the year ended December 31, 2003, an increase of 55%. This increase was primarily due to the establishment of our new service centers in Mississippi and Oklahoma and expansion of our existing operations at our Hominy service center, which required us to hire additional management, sales and administrative personnel.
     Operating Income.
      Operating income was $10.3 million for the year ended December 31, 2004 compared to $8.3 million for the year ended December 31, 2003, an increase of 24.1%. The primary reason for this increase was the increase in drilling activity by our customers in our existing locations, coupled with the establishment and expansion of our operations in Mississippi and Oklahoma. This increase in operating income was partially offset by the increases in our cost of revenue and SG&A expenses as described above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
     Revenue.
      Revenue was $51.5 million for the year ended December 31, 2003 compared to $34.2 million for the year ended December 31, 2002, an increase of 50.6%. Approximately $10.1 million of our increase in revenue was primarily attributable to additional customers (particularly in Alabama), increased drilling activity among existing customers and an increase in our prices. The remaining $7.2 million of this increase was attributable to our establishment of a new service center in West Virginia and the establishment of a new service center in Hominy, Oklahoma, through our acquisition of Osage Wireline, Inc.
      Revenue from our technical pumping services increased by approximately 50.5% to $46.2 million for the year ended December 31, 2003 from $30.7 million for the year ended December 31, 2002. Approximately $6.5 million of this increase was attributable to additional customers in Alabama. Approximately $6.4 million of this increase was attributable to our establishment of a new service center in West Virginia. The remainder of this increase was a result of an increase in the drilling activities of our new and existing customers in our existing locations.
      Revenue from our down-hole surveying services increased by approximately 50.3% to $5.3 million for the year ended December 31, 2003 from $3.5 million for the year ended December 31, 2002. Approximately $0.8 million of this increase was attributable our acquisition of Osage Wireline and the remainder of the increase was due to an increase in the drilling activities of customers in our existing locations.
     Cost of Revenue.
      Cost of revenue increased 46.2% to $34.9 million for the year ended December 31, 2003 compared to $23.9 million for the year ended December 31, 2002. As a percentage of revenue, cost of revenue decreased to 67.8% for the year ended December 31, 2003 from 69.7% for the year ended December 31, 2002. This increase in cost of revenue was primarily attributable to higher costs due to the establishment of our new service centers in West Virginia and Oklahoma.
     Selling, General and Administrative Expenses.
      SG&A expenses were $8.3 million for the year ended December 31, 2003 compared to $5.0 million for the year ended December 31, 2002, an increase of 66%. This increase was due primarily to increased costs associated with the addition of new customers in Alabama and the establishment of new service centers in West Virginia and Oklahoma.

     Operating Income.
      Operating income was $8.3 million for the year ended December 31, 2003 compared to $5.4 million for the year ended December 31, 2002, an increase of 53.7%. The primary reason for this increase was the increase in the drilling activities of customers in our existing locations, coupled with our establishment of new service centers in West Virginia and Oklahoma and the addition of new customers in Alabama. This increase in operating income was partially offset by the increases in our cost of revenue and SG&A expenses as described above.
Items Impacting Comparability of Our Financial Results
      Our historical results of operations for the periods presented may not be comparable to our results of operations in the future for the reasons discussed below.
     Changes in Our Legal Structure.
      Our operations are currently conducted by two separate operating partnerships under common control, Superior Well Services, Ltd. and Bradford Resources, Ltd. Pursuant to a contribution agreement among the partners of these two operating partnerships, the operations of these two partnerships will be combined under a holding company structure immediately prior to the closing of this offering. Superior Well Services, Inc. will serve as the parent holding company for this structure. Following this offering, we will report our results of operations and financial condition as a corporation on a consolidated basis rather than as two operating partnerships on a combined basis. For more information about the contribution agreement and our holding company restructuring, please see “Certain Relationships and Related Party Transactions — The Contribution Agreement”.
      Historically, we did not incur income taxes because our operations were conducted by two separate operating partnerships that were not subject to income tax. Our combined financial statements included in this prospectus, however, include a pro forma adjustment for income taxes calculated at the statutory rate resulting in a pro forma net income adjusted for income taxes. Historically, partnership capital distributions were made to our partners to fund the tax obligations resulting from the partners being taxed on their proportionate share of the partnerships’ taxable income. As a consequence of our change in structure, we will recognize deferred tax assets and liabilities to reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. As of December 31, 2004, we estimate that our net deferred tax liability would have been approximately $8.4 million, resulting primarily from accelerated depreciation. Following this offering, we will incur income taxes under our new holding company structure and our consolidated financial statements will reflect the actual impact of income taxes.
     Public Company Expenses.
      We believe that our general and administrative expenses will increase as a result of becoming a public company following this offering. We currently anticipate that our total annual general and administrative expenses following the completion of this offering will increase by approximately $1.0 million to 1.5 million. This increase will be due to the cost of tax return preparations, accounting support services, filing annual and quarterly reports with the SEC, investor relations, directors’ fees, directors’ and officers’ insurance and registrar and transfer agent fees, which we expect after the completion of this offering. Our consolidated financial statements following this offering will reflect the impact of these increased expenses and will affect the comparability of our financial statements with periods prior to the completion of this offering.
General Trends and Outlook
      We expect that the primary factor influencing demand for well services in our industry will continue to be the level of drilling activity by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices and depletion and consumption rates. The following table shows the overall increase in average crude oil and natural gas commodity prices over the past five year period:

Average Oil and Gas Prices	2000	2001	2002	2003	2004

West Texas Intermediate oil prices ($ per Bbl)	$30.37	$25.96	$26.17	$31.06	$41.51
Henry Hub gas prices ($ per Mcf)	$4.30	$3.96	$3.37	$5.49	$5.90

Source: Bloomberg
     As shown by the following table, the U.S. average rig count has generally increased over this same five year period:

Average U.S. Rig Counts	2000	2001	2002	2003	2004

Land	778	1,003	717	924	1,095
Offshore	140	153	113	108	97

Total	918	1,156	830	1,032	1,192

Oil	197	217	137	157	165
Natural Gas	721	940	693	875	1,027

Total	918	1,156	830	1,032	1,192

Source: Baker Hughes Incorporated Oilfield Services
     Although the number of domestic oil and natural gas wells drilled has increased over this five year period, a corresponding increase in production has not been realized:

U.S. Annual Production	2000	2001	2002	2003	2004

Oil (MBbl per day)	5,822	5,801	5,746	5,681	5,430
Gas (Mmcf per day)	55,184	56,357	54,479	54,553	53,661

Source: U.S. Department of Energy, EIA
     In addition, the Energy Information Agency of the U.S. Department of Energy, or EIA, forecasts that U.S. oil and natural gas consumption will increase at an average annual rate of 1.5% through 2025. Conversely, the EIA forecasts that U.S. oil production will continue to decline at an average annual rate of 0.5% and natural gas production will increase at an average annual rate of only 0.6%.
      We believe that historical data and industry forecasts suggest an increasing demand for oil and natural gas coupled with a flat or declining production curve, which should result in the continuation of historically high crude oil and natural gas commodity prices. We anticipate that oil and natural gas exploration and production companies will continue to respond to sustained increases in demand and declines in production by expanding their exploration and drilling activities, particularly in deeper formations that require higher stimulation pressures, and increasing their capital spending.
      Advancements in technology have greatly increased the ability of oil and natural gas companies to develop unconventional oil and natural gas reservoirs that in the past were thought to be uneconomical to develop. As a result, we believe that oil and natural gas exploration and production companies will increasingly focus on drilling deeper wells that require higher stimulation pressures. In a 1999 report to the U.S. Secretary of Energy, the National Petroleum Council stated that it expects production from wells drilled deeper than 10,000 feet to increase from 35% in 2000 to 41% by 2010. According to RigData, well starts for onshore wells greater than 10,000 feet grew 24.5% to 6,082 in 2004 from 4,886 in 2003. We believe only a handful of oilfield services companies in addition to us, primarily Halliburton Company, Schlumberger Limited and BJ Services Company, have the equipment and technical expertise to service the wells that are drilled into these deeper and higher pressure formations and, as a result, the increased drilling of deeper wells should result in greater demand for our higher pressure advanced technology fluid services.
      Activity in our core operating areas has also increased in recent years, particularly in the Appalachian region, which accounted for 63.7% of our 2004 revenue. According to RigData, well starts in the Appalachian region increased from 2,059 wells in 2003 to 2,332 wells in 2004. We believe that part of this increase resulted from technological developments that improved production from shallow gas wells and made drilling in unconventional reservoirs more economical.
      These expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about our interpretations of available information prove to be incorrect, our expectations may vary materially from actual results.
Liquidity and Capital Resources
      Cash generated from operations, borrowings under our existing credit facilities and funds from partner contributions have been our primary sources of liquidity. Upon completion of this offering, we anticipate we will rely on cash generated from operations, future public equity and debt offerings and borrowings under our new revolving credit facility to satisfy our liquidity needs. We believe that funds from these sources should be sufficient to meet both our short-term working capital requirements and our long-term capital expenditure requirements. Our ability to fund planned capital expenditures and to make acquisitions will depend upon our future operating performance, and more broadly, on the availability of equity and debt financing, which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control.

Cash Flows
      Cash flows from operations.
      Net cash provided by operating activities was $12.9 million for the year ended December 31, 2004, $6.7 million for the year ended December 31, 2003 and $9.2 million for the year ended December 31, 2002. A significant component of net cash provided by operations was the change, year over year, in accounts payable. Accounts payable balances increased $2.8 million in 2002, decreased $2.4 million in 2003 and increased $2.1 million in the 2004. These accounts payable fluctuations were primarily due to the timing of payments for capital expenditures. In addition to changes in accounts payable, depreciation and amortization expenses increased by $1.6 million from $3.5 million to $5.1 million.
      Cash flows used in investing activities.
      Net cash used in investing activities was $19.4 million for the year ended December 31, 2004, $10.8 million for the year ended December 31, 2003 and $10.3 million for the year ended December 31, 2002. The increase of $8.6 million from 2003 to 2004 was primarily a result of increased capital expenditures for additional oilfield services equipment needed as a result of increased activity levels in 2004.
      Cash flows from financing activities.
      Net cash provided by financing activities was $6.8 million for the year ended December 31, 2004 and $4.8 million for the year ended December 31, 2003. We did not generate cash from financing activities in 2002. During 2004, we increased long-term borrowings by $12.9 million for capital expenditures. In 2003 and 2002, our partners made capital contributions of $5.6 million and $2.0 million, respectively. These proceeds were primarily used for equipment purchases. Our partners have taken distributions, a significant portion of which were dedicated to fund tax obligations generated from each partner’s proportionate share of taxable income. In 2004, 2003 and 2002, distributions to partners totaled $6.2 million, $2.5 million and $3.7 million, respectively.

Capital Requirements
      The oilfield services business is capital-intensive, requiring significant investment to expand and upgrade operations. Our capital requirements have consisted primarily of, and we anticipate will continue to be:

•	expansion capital expenditures, such as those to acquire additional equipment and other assets to grow our business; and

•	maintenance or upgrade capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets or to upgrade the operational capabilities of existing assets.
Because of the relatively long operating life of our equipment, most of our capital expenditures have been for new equipment.
      We continually monitor new advances in pumping equipment and down-hole technology and commit capital funds to upgrade and purchase additional equipment to meet our customers’ needs. For the year ended December 31, 2004, we made capital expenditures of approximately $18.3 million to purchase and upgrade our pumping and down-hole surveying equipment, with approximately $8.7 million of our capital expenditures used for high pressure equipment. This equipment allowed us to deploy additional service crews. Our total capital expenditure budget for the year ending December 31, 2005 is approximately $18.0 million to $20.0 million and includes seven 2250 horsepower fracturing pump trucks, a 100 barrel-per-minute blender, several additional nitrogen pump trucks, cement pump trucks, additional fracturing pump trucks and other items of equipment that complement our existing assets. We also plan to continue to focus on expanding our ability to provide stimulation services for high pressure wells, with approximately $12.6 million of our planned 2005 capital expenditures budgeted for high pressure equipment.
      Given our objective of growth through organic expansions and selective acquisitions, we anticipate that we will continue to invest significant amounts of capital to acquire businesses and assets. We actively consider a variety of businesses and assets for potential acquisitions, although currently we have no agreements or understandings with respect to any acquisition. For a discussion of the primary factors we consider in deciding whether to pursue a particular acquisition, please read “— Our Growth Strategy”.

Total Contractual Cash Obligations
      A summary of our total contractual cash obligations as of December 31, 2004, is as follows:

	Obligations due in Periods Ended December 31,

Contractual Cash Obligations	2005	2006-2007	2008-2009	Thereafter	Total

	(in thousands)
Long-term debt and note payable	$5,815	$3,586	$3,546	$3,961	$16,908
Interest on long-term debt	513	1,026	611	323	2,473
Operating lease obligations	716	1,239	616	—	2,571
Purchase obligations	3,647	—	—	—	3,647
Capital lease obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$10,691	$5,851	$4,773	$4,284	$25,599

      The table above includes all of our contractual obligations and associated interest when appropriate. We used contractual and variable interest rates existing at December 31, 2004 to determine interest obligations associated with long-term debt. The interest rates range from 3.3% to 6.5%. Variable interest rates are subject to changes based on interest rate market conditions.

Off-Balance Sheet Arrangements
      We had no off-balance sheet arrangements as of December 31, 2004 and December 31, 2003.

Description of Our Indebtedness

Superior Well Services, Ltd. Line of Credit.
      Superior Well Services, Ltd. has a line of credit that is payable on demand under which it can borrow up to $9.5 million. As of December 31, 2004, $4.0 million was outstanding under this line of credit, bearing interest at a weighted average annual interest rate of 4.4%. We used these borrowings to finance capital expenditures and meet working capital requirements.

Bradford Resources, Ltd. Credit Facility.
      Bradford Resources, Ltd. has a $21.5 million credit facility that matures in January 2006. On January 1, 2005, $12.0 million in outstanding borrowings under this credit facility were converted to a term note payable maturing in January 2010 with a weighted average annual interest rate of 4.2%. The revolving portion of this credit facility bears interest at a weighted average annual interest rate of 4.5% and matures in January 2011. We have used the borrowings under this credit facility to finance capital expenditures.
      We will use the net proceeds of this offering to pay in full our borrowings under each of these credit facilities. As a result, we plan to terminate our existing credit facility and line of credit and enter into a new revolving credit facility, which will be guaranteed by our subsidiaries and secured by substantially all of our assets.
Recent Accounting Pronouncements
      In January 2003, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities. An entity is subject to the consolidation rules of FIN 46 and is referred to as a variable interest entity if the entity’s equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its operations without additional financial support. In December 2003, the FASB issued modifications to FIN 46, referred to as FIN 46R, resulting in multiple effective dates based on the nature as well as the creation date of a variable interest entity. The adoption of FIN 46 and FIN 46R in 2004 had no impact on our consolidated financial statements.
      In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) 123R (Share-Based Payment). The standard amends SFAS 123 (Accounting for Stock Based Compensation) and concludes that services received from employees in exchange for stock-based compensation results in a cost to the employer that must be recognized in the financial statements. The cost of such awards should be measured at fair value at the date of grant. SFAS 123R provides public companies with a choice of transition methods to implement the standard. In April 2005, the SEC adopted a rule permitting registrants to delay the expensing of options pursuant to SFAS 123R until the first annual period beginning after June 15, 2005. Accordingly, we expect to implement the provisions of SFAS 123R in our financial statements, effective January 1, 2006. We do not expect the adoption of this standard to have a material effect on our financial statements or results of operations.
Critical Accounting Policies
      The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not involve a selection among alternatives, but involve the implementation and interpretation of existing rules, and the use of judgment applied to the specific set of circumstances existing in our business. We make every effort to properly comply with all applicable rules on or before their adoption, and we believe the proper implementation and consistent application of the accounting rules are critical. For further details on our accounting policies, you should read Note 2 of the accompanying Notes to Financial Statements.
These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the amounts of revenue and expenses recognized during the reporting period. We analyze our estimates based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. However, actual results could differ from such estimates. The following is a discussion of our critical accounting estimates.

Revenue Recognition
      We recognize revenue when the services are performed, collection of the relevant receivables is reasonably assured, evidence of the arrangement exists and the price is determinable. Substantially all of our services performed for our customers are completed within one day.
      We grant credit to all qualified customers. Losses arising from uncollectible amounts have been negligible, therefore, an allowance for doubtful accounts has not been considered to be necessary. Management maintains close, regular contact with customers and regularly reviews accounts receivable for credit risks resulting from changes in the financial condition of its customers. If an account is deemed not to be collectible, the remaining balance is written-off.

Property, Plant and Equipment
      Our property, plant and equipment are depreciated using the straight-line and accelerated methods over their estimated useful lives. The estimated useful lives range from 15 to 30 years for buildings and leasehold improvements and range from 5 to 10 years for machinery and equipment. The estimated useful lives of machinery and equipment may be adversely impacted by technological advances, unusual wear or by accidents during usage. Management routinely monitors the condition of equipment. Repairs and maintenance costs, which do not extend the useful lives of the asset, are expensed in the period incurred.

Intangible Assets
      Our intangible assets are customer relationships related to our acquisition of Osage Wireline in the third quarter of 2003. The gross amount of $1,425,000 is being amortized at $285,000 per year over an estimated period of five years.

Insurance Expenses
      We self-insure employee health insurance plan costs. The estimated costs of claims under this self-insurance program are accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. We maintain an insurance policy that covers claims in excess of $60,000 per employee or aggregate claims of $1.4 million, limited to a total of $1.0 million available coverage. We are liable for claims in excess of this coverage.
Quantitative and Qualitative Disclosures about Market Risk
      Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risk to which we are exposed is the risk related to interest rate fluctuations. To a lesser extent, we are also exposed to risks related to increases in the prices of fuel and raw materials consumed in performing our services. We do not engage in commodity price hedging activities.
      Interest Rate Risk. We are exposed to changes in interest rates as a result of our credit facilities, each of which has a variable interest rate based upon, at our option, LIBOR or the prime lending rate. The impact of a 1% increase in interest rates on our outstanding debt as of December 31, 2004 would result in interest expense, and a corresponding decrease in net income, of approximately $0.2 million annually.
      In 2003, we entered into an interest rate swap agreement with a commercial bank, with a notional amount of $3.0 million to reduce the impact of interest rate changes on our variable rate debt. Under the interest rate swap agreement, we and the bank agreed to exchange monthly, through October 2006, the difference between our fixed rate of 3.28% and the bank’s variable rate of one month LIBOR. The fair value of the interest rate swap agreement was $1,723 at December 31, 2004.

      Concentration of Credit Risk. Substantially all of our customers are engaged in the oil and natural gas industry. This concentration of customers may impact overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. Two customers accounted for approximately 33%, 34% and 27% of our revenue for the years ended December 31, 2004 and 2003 and 2002, respectively. These customers accounted for 27% and 38% of our receivables at December 31, 2004 and 2003, respectively.
      Commodity Price Risk. Our fuel and material purchases expose us to commodity price risk. In addition to purchasing diesel fuel for our truck fleet, we also purchase various raw materials that we hold as inventory to be consumed in performing our services. Our material costs primarily include the cost of inventory consumed while performing our stimulation, nitrogen and cementing services such as frac sand, cement and nitrogen. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel and the raw materials in our inventory are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Although we are generally able to pass along price increases to our customers, due to pricing commitments and the timing of our marketing and bidding cycles there is generally a delay of several weeks or months from the time that we incur a price increase until the time that we can pass it along to our customers.

BUSINESS
Our Company
      We are a growing oilfield services company operating in many of the major oil and natural gas producing regions of the United States. We provide a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. We focus on offering technologically advanced equipment and services at competitive prices, which we believe allows us to successfully compete against both major oilfield services companies and smaller, independent service providers. We offer our customers specialized equipment and service solutions that many of our smaller independent competitors currently do not offer. In addition, we believe these products and services are viewed as higher value alternatives compared to the products and services typically marketed by the major oilfield services companies, such as Halliburton Company, Schlumberger Limited and BJ Services Company. We also place a strong emphasis on customer service, safety, responsiveness and reliability in providing services to our customers. We believe our ability to provide multiple services allows us to maximize efficiency, reduce lead times and provide cost effective solutions for our customers.
      We identify and pursue markets where we can capitalize on our competitive advantages to establish a leading market position. Since 1997, our operations have expanded from two service centers in the Appalachian region to ten service centers providing coverage across 37 states. Our customer base has grown from 89 customers in 1999 to over 500 customers today. The majority of our customers are regional, independent oil and natural gas companies. We serve these customers in key markets in many of the active domestic oil and natural gas producing regions, including the Appalachian, Mid-Continent, Rocky Mountain, Southeast and Southwest regions. Historically, our expansion strategy has been to establish new service centers as our customers expand their operations into new markets. Once we establish a service center in a new market, we seek to expand our operations at that service center by attracting new customers and experienced local personnel.
      We were founded by David E. Wallace, Jacob B. Linaberger, and Rhys R. Reese, all former employees of Halliburton Energy Services, Inc. We commenced operations in May 1997 under the name Superior Well Services, Ltd. in Black Lick and Bradford, Pennsylvania. Since our inception, we have grown throughout our market areas by expanding our geographical scope of operations, our fleet of equipment and our range of service offerings. We have completed selective acquisitions, including our January 1999 acquisition of the assets and personnel of Eastern Wells Surveys, Inc., which expanded our operations into Ohio, and our August 2003 acquisition of the assets and personnel of Osage Wireline Inc., which expanded our operations into Oklahoma and Kansas. These acquisitions enhanced our mix of services and expanded our geographic reach. Today, we operate through our ten service centers in Pennsylvania, Alabama, West Virginia, Mississippi, Ohio, Oklahoma and Utah.
Our Industry
      We provide products and services primarily to domestic onshore oil and natural gas exploration and production companies for use in the drilling and production of oil and natural gas. The main factor influencing demand for well services in our industry is the level of drilling activity by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices and depletion rates. Current market indicators suggest an increasing demand for oil and natural gas coupled with a flat or declining production curve, which we believe should result in the continuation of historically high crude oil and natural gas commodity prices. For example, the Energy Information Agency of the U.S. Department of Energy, or EIA, forecasts that U.S. oil and natural gas consumption will increase at an average annual rate of 1.5% through 2025. Conversely, the EIA estimates that U.S. oil production will decline at an average annual rate of 0.5% and natural gas production will increase at an average annual rate of 0.6%.
      We anticipate that oil and natural gas exploration and production companies will continue to respond to sustained increases in demand and corresponding higher future crude oil and natural gas commodity prices by expanding their exploration and drilling activities through increased capital spending. According to RigData, weekly average onshore well permits issued in 2004 and 2003 were 1,122 and 961, respectively, an increase of 16.8%. Based upon Baker-Hughes rig count data, the 2004 and 2003 domestic onshore rig count averaged 1,095 and 924 rigs, respectively, an increase of 18.5%. While the number of domestic oil and natural gas wells drilled has increased in recent years, a corresponding increase in production has not been realized. We believe that a continued increase in U.S. drilling and workover activity will be required for the oil and natural gas industry to meet the expected increased demand for oil and natural gas in the United States.
      For a more detailed discussion of our industry and the general industry trends that affect our operations, please read “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — General Trends and Outlook”.
Our Business Strategy
      We intend to grow our revenue and profitability by pursuing the following business strategies:
      Expand Our Operations and Market Presence. Our growth strategy is to expand on operations by leveraging our solid relationships with existing customers. We intend to continue to establish new service centers as our customers expand their operations into new markets. We further intend to selectively pursue acquisitions of other oilfield services providers that complement our existing operations or allow us to enter new markets. We also expand our operations by hiring qualified personnel in new markets where we can capitalize on our competitive strengths.
      Emphasize Our High Value, Single Source Approach. We create value for our customers by developing and offering technologically advanced fluids, equipment and multiple services comparable to major oilfield services providers, but at lower prices. We believe our ability to provide multiple services also creates an advantage over our smaller independent competitors by providing customers with a single source for a complete range of oilfield services.
      Pursue Customers Requiring Advanced Fluid Technology for Higher Pressure Stimulation. We plan to pursue additional customers whose stimulation services projects require advanced fluid technology at relatively high pressures (8,000 to 10,000 psi). We typically realize increased revenue and higher margins from these high-pressure projects. We currently serve these types of customers in Mississippi and Oklahoma and plan to pursue similar customers in our higher growth markets in East Texas, northern Louisiana and the Rocky Mountain region.
      Maintain Our Streamlined Management Structure. Our management structure is designed to give our field level managers responsibility for the sales and marketing of our equipment and services and our central management team responsibility for strategic and logistical decisions. Our field level managers have significant local knowledge of our numerous operating areas and have developed strong relationships with our customers at the field level. We intend to maintain this streamlined management structure because the majority of our customers’ purchasing decisions are typically made at the field level and are often influenced by the strength of existing relationships. We also believe this structure allows us to be more responsive to customer needs than our larger competitors, which typically have a more layered and complex management structure.
      Emphasize Highly Responsive Customer Service. Our emphasis on highly responsive customer service has been an integral part of our growth and success. We locate our service centers near our customers to allow us to handle short lead-time projects. In addition, our experienced employees have the technological expertise to understand our customers’ needs and provide specialized equipment and services packages. We plan to continue to leverage our reputation for highly responsive customer service both to attract new customers and enhance the solid and long-standing relationships we have with our existing customers.

Our Services and Products

Technical Pumping Services
      We offer three types of technical pumping services — stimulation, nitrogen and cementing — which accounted for 52.4%, 16.7% and 20.5% of our revenue in 2004, respectively. As of March 31, 2005, we owned a fleet of 254 commercial vehicles through which we provide our technical pumping services.
      Stimulation Services. Our fluid-based stimulation services include fracturing and acidizing, which are designed to improve the flow of oil and natural gas from producing zones. Fracturing services are performed to enhance the production of oil and natural gas from formations with low permeability, which restricts the natural flow of the formation. The fracturing process consists of pumping a fluid gel into a cased well at sufficient pressure to fracture the formation. A proppant, typically sand, which is suspended in the gel is pumped into the fracture to prop it open. The size of a fracturing job is generally expressed in terms of pounds of proppant. The main pieces of equipment used in the fracturing process are the blender, which blends the proppant into the fracturing fluid, and the pumping unit, which is capable of pumping significant volumes at high pressures. Our fracturing pump units are capable of pumping slurries at pressures of up to 10,000 pounds per square, or psi, inch at rates of up to 100 barrels per minute.
      Acidizing services are performed to enhance the flow rate of oil and natural gas from wells with reduced flow caused by limestone and other materials that block the formation. Acidizing entails pumping large volumes of specially formulated acids into a carbonate formation to dissolve barriers and enlarge crevices in the formation, thereby eliminating obstacles to the flow of oil and natural gas. We own and operate a fleet of mobile acid transport and pumping units to provide acidizing services.
      Our fluid technology expertise and specialized equipment has enabled us to provide stimulation services with relatively high pressures (8,000 to 10,000 psi) that many of our smaller independent competitors currently do not offer. For these higher pressure projects, we typically arrange with third-party, independent laboratories to optimize and verify our fluid composition as part of our pre-job approval process. We currently have 14 stimulation crews of approximately six to 20 employees each and a fleet of 166 vehicles, including 70 high-tech, customized pump trucks, blenders and frac vans for use in our fluid-based stimulation services. We provide basic stimulation services from seven different service centers: Black Lick, Pennsylvania; Bradford, Pennsylvania; Kimball, West Virginia; Columbia, Mississippi; Cleveland, Oklahoma; Vernal, Utah; and Cottondale, Alabama.
      Nitrogen Services. In addition to our fluid-based stimulation services, we also use nitrogen, an inert gas, to stimulate wellbores. Our foam-based nitrogen stimulation services accounted for substantially all of our total nitrogen services revenue in 2004. Our customers use foam-based nitrogen stimulation when the use of fluid-based fracturing or acidizing could result in damage to oil and natural gas producing zones or in low pressure zones where such fluid-based treatment would not be effective. Liquid nitrogen is transported to the jobsite in truck mounted insulated storage vessels. The liquid nitrogen is then pumped under pressure via a high pressure pump into a heat exchanger, which converts the liquid to a gas at the desired discharge temperature. In addition, we use nitrogen to foam cement slurries and to purge and test pipelines, boilers and pressure vessels.
      We currently have six nitrogen crews of approximately three to four employees each and a fleet of 17 nitrogen pump trucks and 12 nitrogen transport vehicles. We provide nitrogen services from our Mercer, Pennsylvania, Kimball, West Virginia and Cottondale, Alabama service centers.
      Cementing Services. Our cementing services consist of blending high-grade cement and water with various solid and liquid additives to create a cement slurry. The additives and the properties of the slurry are designed to ensure the proper pump time, compression strength and fluid loss control and vary depending on the well depth, down-hole temperatures and pressures and formation characteristics. We have developed a series of proprietary slurry blends. Our field engineers develop job design recommendations to achieve desired porosity and bonding characteristics. We contract with independent, third party regional laboratories to provide testing services to evaluate our slurry properties, which vary with cement supplier and local water properties.

      Once blended, this cement slurry is pumped through the well casing into the void between the casing and the bore hole. There are a number of specific applications for cementing services. The principal application is the cementing behind the casing pipe and the wellbore during the drilling and completion phase of a well. This is known as primary cementing. Primary cementing is performed to (i) isolate fluids between the casing and productive formations and other formations that would damage the productivity of hydrocarbon producing zones or damage the quality of freshwater aquifers, (ii) seal the casing from corrosive formation fluids and (iii) provide structural support for the casing string. Cementing services are also used when recompleting wells from one producing zone to another and when plugging and abandoning wells.
      As a complement to our cementing services, we also sell casing attachments such as baffle plates, centralizers, float shoes, guide shoes, formation packer shoes, rubber plugs and wooden plugs. After installation on the tubular being cemented, casing attachments are used to achieve the correct placement of cement slurries in the wellbore. Accordingly, our casing attachments are complementary to, and often bundled with, our cementing services as customers prefer the convenience and efficiencies of sourcing from a single provider. Sales of casing attachments accounted for approximately 1% of our total revenue in 2004.
      We currently have 25 cementing crews of approximately three to four employees each and a fleet of 59 cement trucks. We provide cementing services from five different service centers: Black Lick, Pennsylvania; Bradford, Pennsylvania; Kimball, West Virginia; Columbia, Mississippi; and Cottondale, Alabama.

Down-Hole Surveying Services
      We offer two types of down-hole surveying services — logging and perforating. As of March 31, 2005, we owned a fleet of 34 logging and perforating trucks and cranes through which we provide our down-hole surveying services.
      We supply wireline logging services primarily to open-hole markets and perforating services to cased-hole markets. Open-hole operations are performed in oil and natural gas wells that are newly drilled. Cased-holes operations are in oil and natural gas wells that have been drilled and cased and are either ready to produce or already producing. These services require skilled operators and typically last for several hours. We purchase our wireline equipment, down-hole tools and data gathering systems from third-parties. Our vendor relationships allow us to concentrate on our operations and limit our costs for research and development.
      Logging Services. Our logging services involve the gathering of down-hole information to identify various characteristics of the down-hole rock formations, casing cement bond and mechanical integrity. We lower specialized tools into a wellbore from a truck on an armored electro-mechanical cable, or wireline. These tools communicate across the cable with a truck mounted acquisition unit at the surface that contains considerable instrumentation and computer equipment. The specialized, down-hole tools transmit data to the surface computer, which charts and records down-hole information, that details various characteristics about the formation or zone to be produced, such as rock type, porosity, permeability and the presence of hydrocarbons. We currently have 11 logging crews of approximately two to three employees each and 14 logging trucks and cranes. We provide logging services from four different service centers: Wooster, Ohio; Bradford, Pennsylvania; Black Lick, Pennsylvania; and Hominy, Oklahoma.
      Perforating Services. We provide perforating services as the initial step of stimulation by lowering specialized tools and perforating guns into a wellbore by wireline. The specialized tools transmit data to our surface computer to verify the integrity of the cement and position the perforating gun, which fires shaped explosive charges to penetrate the producing zone. Perforation creates a short path between the oil or natural gas reservoir and the production tubing that enables the production of hydrocarbons. In addition, we perform workover services aimed at improving the production rate of existing oil and natural gas wells and by perforating new hydrocarbon bearing zones in a well once a deeper zone or formation has been depleted. We currently have 12 perforating crews of approximately two to four employees each and 20 perforating trucks and cranes. We provide perforating services from five different service centers: Wooster, Ohio; Mercer, Pennsylvania; Black Lick, Pennsylvania; Kimball, West Virginia; and Hominy, Oklahoma.

Competition
      Our competition includes small and mid-size independent contractors as well as major oilfield services companies with international operations. We compete with Halliburton Company, Schlumberger Limited, BJ Services Company, RPC, Inc., Weatherford International Ltd., Key Energy Services, Inc. and a number of smaller independent competitors for our technical pumping services. We compete with Schlumberger Limited, Halliburton Company, Precision Drilling Corp., Baker Hughes Incorporated and a number of smaller independent competitors for our down-hole surveying services. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, availability of crews and equipment and technical proficiency.
Customers and Markets
      We serve numerous major and independent oil and natural gas companies that are active in our core areas of operations.
      The majority of our customers are regional, independent oil and natural gas companies. Historically, many of our customers have asked us to expand our operations into the new markets that they enter. Once we establish a service center in a new market, we seek to expand our operations by attracting new customers and experienced local personnel. Since 1997, our operations have grown from two service centers in the Appalachian region to ten service centers providing coverage across 37 states in many of the active oil and natural gas producing regions, including the Appalachian Mid-Continent, Rocky Mountain, Southeast and Southwest regions of the United States. The following table shows the growth and increasing geographic diversity of our revenue from 2000 through 2004:

	2000		2001		2002		2003		2004

		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
Region	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue

	(dollars in thousands)
Appalachian(1)	$15,068	100%	$24,197	94.9%	$29,684	86.7%	$39,862	77.5%	$48,433	63.7%
Southeast(2)	—	0	1,299	5.1	4,153	12.1	10,657	20.7	21,099	27.8
Southwest(3)	—	0	—	0	409	1.2	144	0.2	290	0.3
Mid-Continent(4)	—	0	—	0	—	0	799	1.6	6,219	8.2

Total	$15,068	100%	$25,496	100%	$34,246	100%	$51,462	100%	$76,041	100%

(1)	Our Appalachian region service centers are located in Bradford, Pennsylvania; Black Lick, Pennsylvania; Mercer, Pennsylvania; Wooster, Ohio; and Kimball, West Virginia.

(2)	Our Southeast region service centers are located in Cottondale, Alabama and Columbia, Mississippi.

(3)	We service the Southwest region through our Mississippi and Oklahoma service centers.

(4)	Our Mid-Continent region service centers are located in Hominy, Oklahoma and Cleveland, Oklahoma.
      We commenced operations in the Rocky Mountain region in the first quarter of 2005 by establishing a service center in Vernal, Utah. Furthermore, in the second quarter of 2005, we expect to open a new service center in Gaylord, Michigan that will service markets in the Appalachian region and a new service center in Bossier City, Louisiana that will service markets in the Southeast region.

      During 2004, we provided services to 524 customers, with our top five customers comprising approximately 46.5% of our total revenue. The following table shows information regarding our top five customers in 2004:

	Length of	% of 2004
Customer	Relationship	Revenue

Atlas America, Inc.(1)	7 years	21.9%
Geomet Operating Company(2)	4 years	10.9%
Snyder Brothers, Inc.(3)	8 years	5.6%
El Paso Production Company(4)	4 years	4.4%
Range Resources Corporation(5)	8 years	3.8%

(1)	We service Atlas America, Inc. from our Wooster, Ohio; Bradford, Pennsylvania; Mercer, Pennsylvania; Black Lick, Pennsylvania and Kimball, West Virginia service centers.

(2)	We service Geomet Operating Company from our Columbia, Mississippi; Cottondale, Alabama and Kimball, West Virginia service centers.

(3)	We service Snyder Brothers, Inc. from our Bradford and Black Lick, Pennsylvania service centers.

(4)	We service El Paso Production Company from our Columbia, Mississippi; Cottondale, Alabama and Vernal, Utah service centers.

(5)	We service Range Resources Corporation from our Wooster, Ohio; Bradford, Pennsylvania; Mercer, Pennsylvania; and Black Lick, Pennsylvania service centers.
Suppliers
      We purchase the materials used in our technical pumping services, such as fracturing sand, cement, nitrogen and fracturing and cementing chemicals from various third party and related-party suppliers. The following table provides key information regarding several of our major materials suppliers:

			Length of	% of 2004
Materials Supplier	Location	Primary Products	Relationship	Purchases

BOC Gases, Inc.	Murray Hill, NJ	Nitrogen	6 years	16.8%
Frac Sand Sales, Inc.	Elbum, IL	Fracturing Sand	8 years	12.8%
Clearwater, Inc.	Pittsburgh, PA	Fracturing and Cementing Chemicals	8 years	11.9%
Mark Ann Industries, Inc.	Kittanning, PA	Cement	8 years	6.8%
Concrete Construction Material, Inc.	Pittsburgh, PA	Gelling Agents and Breakers	4 years	6.6%
      We purchase the equipment used in our technical pumping services, such as pumpers, blenders and chassis, from various third party suppliers, as shown in the table below:

			Length of	% of 2004
Equipment Supplier	Location	Primary Products	Relationship	Purchases

Hydra Rig, a division of National Oilwell Varco, Inc.	Duncan, OK	Nitrogen Pumpers	8 years	10.1%
Tom Ruble & Sons Truck Sales, L.L.C.	Monroeville, IN	Truck Chassis	7 years	9.9%
Hunters Truck Sales & Service Inc.	Eau Claire, PA	Truck Chassis	8 years	8.5%
Stewart & Stevenson Services Inc.	Houston, TX	Blenders	8 years	7.1%
Oilfield Equipment Sales, L.L.C.	Gainesville, TX	Cement Pumpers	7 years	6.1%
Tulsa Equipment Manufacturer Co.	Tulsa, OK	Cement Pumpers	8 years	5.7%
      Other than with respect to BOC Gases, Inc., we do not have long-term contracts with our suppliers.

Properties
      Our principal executive offices are located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701. We purchased the building that houses our principal executive offices in April 2005. We currently conduct our business from ten service centers, two of which we own and eight of which we lease. We have also leased property for the two new service centers in Michigan and Louisiana that we expect to open in the second quarter of 2005. Each office typically includes a yard, administrative office and maintenance facility. Our ten service centers are located in Bradford, Black Lick and Mercer, Pennsylvania; Wooster, Ohio; Columbia, Mississippi; Kimball, West Virginia; Cottondale, Alabama; Vernal, Utah; and Hominy and Cleveland, Oklahoma. We believe that our leased and owned properties are adequate for our current needs.
Operating Risks and Insurance
      Our operations are subject to hazards inherent in the oil and natural gas industry, including accidents, blowouts, explosions, craterings, fires and oil spills and hazardous materials spills. These conditions can cause:

•	personal injury or loss of life;

•	damage to or destruction of property, equipment, the environment and marine life; and

•	suspension of operations.
      In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.
      Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.
      Despite our efforts to maintain high safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.
      Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs. We do maintain employer’s liability, pollution, cargo, umbrella, comprehensive commercial general liability, workers’ compensation and limited physical damage insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a materially adverse effect on us.
Safety Program
      In the well services industry, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced and skilled work force. In recent years, many of our larger customers have placed an emphasis not only on pricing, but also on safety records and quality management systems of contractors. We believe that these factors will gain further importance in the future. We have directed substantial resources toward employee safety and quality management training programs, as well as our employee review process. While our efforts in these areas are not unique, many competitors, particularly small contractors, have not undertaken similar training programs for their employees.

Environmental Regulation
      Our business is subject to stringent and comprehensive federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Federal and state governmental agencies issue regulations to implement and enforce these laws, which are often difficult and costly to comply with. Failure to comply with these laws and regulations often carries substantial administrative, civil and criminal penalties and may result in the issuance of injunctions limiting or prohibiting our operations. Some laws and regulations relating to protection of the environment may, in some circumstances, impose joint and several, strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of that person. Strict adherence with these regulatory requirements increases our cost of doing business and consequently affects our profitability. We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a materially adverse effect upon our capital expenditures, earnings or our competitive position.
      The Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault on certain classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current owner and operator of the disposal site or sites where the release occurred and companies that transport or disposed or arranged for the transported or disposal of the hazardous substances that have been released at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.
      The Resource Conservation and Recovery Act, referred to as RCRA, generally does not regulate most wastes generated by the exploration and production of oil and natural gas because that act specifically excludes drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of oil and natural gas from regulation as hazardous waste. However, these wastes may be regulated by the U.S. Environmental Protection Agency, referred to as the EPA, or state agencies as non-hazardous waste. Moreover, in the ordinary course of our operations, industrial wastes such as paint wastes, waste solvents, and laboratory wastes as well as wastes generated in the course of providing well services may be regulated as hazardous waste under RCRA or hazardous substances under CERCLA. We currently own or lease, and have in the past owned or leased, a number of properties that for many years have been used for services in support of oil and natural gas exploration and production activities. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, we may own or lease properties that in the past were operated by third parties whose operations were not under our control. Those properties and the hydrocarbons or wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination. We believe that we are in substantial compliance with the requirements of CERCLA and RCRA.
      Our operations are subject to the federal Clean Water Act and analogous state laws. Under the Clean Water Act, the EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits or seek coverage under a general permit. Some of our properties may require permits for discharges of storm water runoff and, as part of our overall evaluation of our current operations, we are, as may be necessary, applying for stormwater discharge permit coverage and updating stormwater discharge management practices at some of our facilities. We believe that we will be able to obtain, or be included under, these permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on us.
      The federal Clean Water Act and the federal Oil Pollution Act of 1990, which contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States, require some owners or operators of facilities that store or otherwise handle oil to prepare and implement spill prevention, control, countermeasure and response plans relating to the possible discharge of oil into surface waters. We believe we are in substantial compliance with these regulations.
      Our down-hole surveying operations use densitometers containing sealed, low-grade radioactive sources such as Cesium-137 that aid in determining the density of down-hole cement slurries, waters, and sands as well as help evaluate the porosity of specified subsurface formations. Our activities involving the use of densitometers are regulated by the U.S. Nuclear Regulatory Commission and specified agencies of certain applicable states that work cooperatively in implementing the federal regulations. In addition, our down-hole surveying services involve the use of explosive charges that are regulated by the U.S. Department of Justice, Bureau of Alcohol, Tobacco, Firearms, and Explosives. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such densitometers as well as explosive charges. We have obtained these licenses and approvals when necessary and believe that we are in substantial compliance with these federal requirements.
      We maintain insurance against some risks associated with underground contamination that may occur as a result of well services activities. However, this insurance is limited to activities at the wellsite and there can be no assurance that this insurance will continue to be available or that this insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations.
      We are also subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.
Employees
      As of March 31, 2005, we employed 502 people, with approximately 73% employed on an hourly basis. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be satisfactory.
Legal Proceedings
      From time to time, we are a party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

MANAGEMENT
Directors, Executive Officers and Other Key Employees
      The current members of our board of directors and our current executive officers and their respective ages and positions are as follows:

Name	Age	Position

David E. Wallace	51	Chief Executive Officer and Chairman of the Board of Directors
Jacob B. Linaberger	56	President
Rhys R. Reese	44	Executive Vice President, Chief Operating Officer and Secretary
Fred E. Kistner	63	Vice President and Controller
David E. Snyder	54	Director
Mark A. Snyder	49	Director
      Set forth below is the description of the backgrounds of our directors and executive officers.
      David E. Wallace (Chief Executive Officer and Chairman). Mr. Wallace has over 28 years of experience in the oilfield services industry. Prior to the formation of Superior Well Services, Inc., he co-founded Superior Well Services, Ltd. and had been its Chief Executive Officer since its inception in 1997. Prior to co-founding Superior Well Services, Ltd., Mr. Wallace held various operational management and sales positions at Halliburton Energy Services, Inc. during his 20-year tenure with that company. Mr. Wallace graduated with a bachelor of science in civil engineering degree from the University of Kentucky.
      Jacob B. Linaberger (President). Mr. Linaberger has over 33 years of experience in the oilfield services industry. Prior to the formation of Superior Well Services, Inc., he co-founded Superior Well Services, Ltd. and had been its President since its inception in 1997. He oversees our daily operations, determines staffing levels and maintains customer relationships. Prior to co-founding Superior Well Services, Ltd., Mr. Linaberger held various operational management, technical engineering and sales positions at Halliburton Energy Services, Inc. during his 25-year tenure with that company. Mr. Linaberger holds a bachelor of science degree in petroleum engineering from Pennsylvania State University.
      Rhys R. Reese (Executive Vice President, Chief Operating Officer and Secretary). Mr. Reese has 23 years in the oilfield services industry. Prior to the formation of Superior Well Services, Inc., he co-founded Superior Well Services, Ltd. and had been its Chief Operating Officer since its inception in 1997. Mr. Reese oversees all engineering personnel and investigates emerging technologies related to operations. Prior to co-founding Superior Well Services, Ltd., Mr. Reese spent 15 years at Halliburton Energy Services, Inc. where he held various managerial, engineering and technical sales positions. Mr. Reese holds a bachelor of science degree in petroleum engineering from Pennsylvania State University.
      Fred E. Kistner (Vice President and Controller). Mr. Kistner is our Vice President and Controller and has served as the Chief Financial Officer of Superior Well Services, Ltd. since March 2003. Prior to joining Superior Well Services, Ltd., Mr. Kistner spent 15 years at Universal Well Services, Inc. an oilfield services company, where he was most recently Vice President of Finance and Administration. Mr. Kistner holds a bachelor of arts degree in business administration from the University of Montevallo.
      David E. Snyder (Director). Mr. Snyder is the Vice President, Treasurer and a member of the board of directors of Snyder Associated Companies, Inc., a privately held natural resources, manufacturing, banking and agricultural company. He has served as a director and executive officer of Snyder Associated Companies, Inc. for over 30 years. Mr. Snyder is also the Vice-President of each of the current general partners of Bradford Resources Ltd. and Superior Well Services, Ltd. and an executive officer of Armstrong Cement & Supply Corp., Mark Ann Industries, Inc. and Snyder Brothers, Inc. He currently serves as a director of The Farmers National Bank of Kittanning. Mr. Snyder holds a bachelor of science degree in business finance from Indiana University of Pennsylvania.

      Mark A. Snyder (Director).     Mr. Snyder is the Secretary and a member of the board of directors of Snyder Associated Companies, Inc. He has served as a director and executive officer of Snyder Associated Companies, Inc. for over 30 years. Mr. Snyder also serves as the Secretary of each of the general partners of Bradford Resources Ltd. and Superior Well Services, Ltd., and as an executive officer of Armstrong Cement & Supply Corp., Mark Ann Industries, Inc. and Snyder Brothers, Inc. He serves as a director for The Farmers National Bank of Kittanning, Armstrong County Memorial Hospital, Brayman Construction Corporation, a privately held highway building contractor and Greenleaf Corporation, a privately held tool manufacturer. Mr. Snyder holds an associates degree in mechanical engineering technology from Pennsylvania State University.
Chief Financial Officer
      We are currently recruiting candidates to serve as our Chief Financial Officer. We expect to finalize our search and appoint a Chief Financial Officer prior to the closing of this offering.
Board of Directors
      Our board of directors currently consists of three members. We are currently recruiting additional independent directors to serve on our board. We expect to add at least one independent director prior to the closing of this offering. Our board of directors will be composed of a majority of independent directors within 90 days of this offering. In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq and SEC rules and regulations, (i) a majority of the directors on our corporate governance and nominating and compensation committees will be independent within 90 days of quotation on the Nasdaq and, within one year, these committees will be fully independent and a majority of our board will be independent. A majority of the directors on our audit committee will be independent within 90 days of the effectiveness of the registration statement and, within one year, the committee will be fully independent.
Committees

Audit Committee
      Prior to the closing of this offering, we will establish an audit committee comprised of three directors, at least one of whom will be “independent” as defined under and required by the federal securities laws and the Nasdaq rules. A majority of the directors on our audit committee will be independent within 90 days of the effectiveness of the registration statement and, within one year, the committee will be fully independent. One member of the audit committee will be designated as the “audit committee financial expert”, as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended. The principal duties of the audit committee are:

•	to recommend to our board of directors the independent auditor to audit our annual financial statements;

•	to approve the overall scope of and oversee the annual audit;

•	to assist the board in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of the independent auditor and our internal audit function and our compliance with legal and regulatory requirements;

•	to discuss the annual audited financial and quarterly statements with management and the independent auditor;

•	to discuss policies with respect to risk assessment and risk management; and

•	to review with the independent auditor any audit problems or difficulties and management’s responses.
      Our board of directors will adopt a written charter for the audit committee which will be available on our website.

Corporate Governance and Nominating Committee
      Prior to the closing of this offering, we will establish a corporate governance and nominating committee consisting entirely of independent directors. A majority of directors on this committee will be independent within 90 days, and this committee will be fully independent within one year. The principal duties of the corporate governance and nominating committee will be as follows:

•	to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

•	to make recommendations to the board of directors regarding corporate governance matters and practices.
      Our board of directors will adopt a written charter for the corporate governance and nominating committee which will be available on our website.

Compensation Committee
      Prior to the closing of this offering, we will establish a compensation committee comprised entirely of independent directors. A majority of directors on this committee will be independent within 90 days, and this committee will be fully independent within one year. The compensation committee will administer our stock plans and incentive compensation plans, including our 2005 Stock Incentive Plan, and in this capacity will make all option grants or awards to our directors and employees under such plans. In addition, the compensation committee will be responsible for making recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers and for establishing compensation and employee benefit policies.
      Our board of directors will adopt a written charter for the compensation committee which will be available on our website.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation of Executive Officers
      The following summary compensation table summarizes all compensation earned by our Chief Executive Officer and our three other most highly compensated executive officers with total annual salary and bonuses exceeding $100,000 for services rendered in all capacities to us during the year ended December 31, 2004.

				Long-Term
				Compensation

		Annual Compensation		Restricted	Securities
				Stock	Underlying	All Other
	Year	Salary	Bonus	Awards(2)	Options	Compensation

David E. Wallace(1)	2004	$209,400	$100,000	—	—	$—
	2003	108,800	100,000	—	—	—
	2002	97,600	—	—	—	5,000

Jacob B. Linaberger(1)	2004	$200,400	$100,000	—	—	$—
	2003	99,800	100,000	—	—	—
	2002	88,600	—	—	—	5,000

Rhys R. Reese(1)	2004	$200,400	$100,000	—	—	$—
	2003	99,800	100,000	—	—	—
	2002	88,600	—	—	—	5,000

Fred E. Kistner	2004	$81,740	$6,000	—	—	$6,568
	2003	68,575	5,000	—	—	—
	2002	—	—	—	—	—

(1)	The salary noted in this table for the years 2002, 2003 and 2004 were paid to the named executives by DJR Partners, Inc., which provided management services to Superior Well Services, Ltd. Under the terms of new employment agreements to be completed prior to the closing of this offering, Messrs. Wallace, Reese and Linaberger will be entitled to the compensation described in “— Employment Agreements”.

(2)	For information concerning future grants of and the aggregate holdings of restricted stock by Messrs. Wallace, Reese and Linaberger, see “— Employment Agreements”.
Compensation of Directors
      Directors who are our employees do not receive a retainer or fees for service on the board of any committees. We will pay non-employee members of the board for their service as directors. Directors who are not employees will receive a fee of $          for each board or committee meeting attended in person, and a fee of $          for attendance at a board or committee meeting held telephonically. The chairman of each committee of our board of directors will also receive an annual fee of $                    . In addition, each non-employee director will receive, upon election to the board, an immediately exercisable stock option to purchase                      shares of our common stock at the market price on the date of grant that vests ratably over five years. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors.
2005 Stock Incentive Plan
      The following contains a summary of the material terms of our 2005 Stock Incentive Plan which will be adopted by our board of directors and approved by our stockholders prior to the closing of this offering. The description of such terms is not complete. For more information, we refer you to the full text of the 2005

Stock Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.
      The 2005 Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards or any combination of the foregoing to employees, directors and consultants to us and to our affiliates. A maximum of                      shares of common stock may be delivered pursuant to awards under the 2005 Stock Incentive Plan. The compensation committee of our board of directors has the discretion to adjust the number of shares deliverable pursuant to the awards under the 2005 Stock Incentive Plan on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in our common stock. Shares of common stock used to pay exercise prices and to satisfy tax withholding obligations with respect to awards as well as shares covered by awards that expire terminate or lapse will again be available for awards under the 2005 Stock Incentive Plan.

Administration
      The 2005 Stock Incentive Plan will be administered by the compensation committee of our board of directors. The compensation committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the 2005 Stock Incentive Plan and the manner in which such awards will vest. Awards are granted by the committee to employees, directors and consultants in such numbers and at such times during the term of the 2005 Stock Incentive Plan as the compensation committee shall determine. The compensation committee is authorized to interpret the 2005 Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2005 Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the 2005 Stock Incentive Plan. The compensation committee may correct any defect, supply any omission or reconcile any inconsistency in the 2005 Stock Incentive Plan in the manner and to the extent the committee deems necessary or desirable.

Options
      The compensation committee determines the exercise price for each option. However, options must generally have an exercise price at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the exercise price:

•	in cash;

•	by delivering or constructively tendering shares of common stock having a fair market value equal to the purchase price so long as the option holder has held such shares for the minimum period of time established by the committee;

•	through a cashless exercise in accordance with our established policies or programs; or

•	through any combination of the foregoing.

Stock Appreciation Rights
      The compensation committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right will be an amount determined by the committee. However, stock appreciation rights must generally have an exercise price at least equal to the fair market value of the common stock on the date the stock appreciation right is granted. Generally, each stock appreciation right will entitle a participant upon exercise to an amount equal to (i) the excess of (1) the fair market value on the exercise date of one share of common stock over (2) the exercise price, times (ii) the number of shares of common stock covered by the stock appreciation right. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the committee.

Performance Awards
      The compensation committee may grant performance awards that vest upon such terms and conditions as the committee may establish, including the achievement of performance criteria. To the extent earned, performance awards may be paid in common stock or in cash or any combination thereof as determined by the committee.

Restricted Stock and Phantom Stock Awards
      The compensation committee may grant awards of restricted stock and/or phantom stock that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock.

Transferability
      Unless otherwise determined by the compensation committee, awards granted under the 2005 Stock Incentive Plan are not transferable other than by (1) will or by the laws of descent and distribution, or (2) pursuant to a qualified domestic relations order as defined by the U.S. Internal Revenue Code of 1986, as amended.

Change of Control
      In the event of a change of control of our company (as defined in the 2005 Stock Incentive Plan), the compensation committee may provide for:

•	acceleration of the time at which all or any portion of an award can be exercised;

•	payment in exchange for the cancellation of an award; and/or

•	the adjustment of options then outstanding as the committee deems appropriate.

Amendment and Termination
      The board of directors may amend, alter or discontinue the 2005 Stock Incentive Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent.
Employment Agreements
      We plan to enter into employment agreements with Messrs. Wallace, Linaberger and Reese prior to the closing of this offering. Under these agreements, if the officer’s employment is terminated for certain reasons, he would be entitled to a lump sum severance payment equal to                      months annual salary, or                      months annual salary if termination is on or following a change of control of our company.
      In addition, each of these employment agreements will contain provisions that prohibit Messrs. Wallace, Linaberger and Reese from competing with us or soliciting any of our customers, vendors or acquisition candidates for a period of two years following termination of employment, subject to certain limitations.
Indemnification Agreements
      We plan to enter into indemnification agreements with all of our directors and some of our officers under which we will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons will be indemnified to the fullest extent now or hereafter permitted by the Delaware General Corporation Law. The indemnification agreements will also provide for the advancement of expenses to these directors and officers in connection with any suit or proceeding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.
Offering by Selling Stockholders
      We are paying the expenses of this offering by the selling stockholders, other than the underwriting discounts, commissions and transfer taxes with respect to shares of stock sold by the selling stockholders and the fees and expenses of any attorneys, accountants and other advisors separately retained by them.
The Contribution Agreement
      Immediately prior to the closing of this offering, each of Superior Well Services, Ltd. and Bradford Resources, Ltd. will be combined under a holding company structure whereby they will become wholly owned subsidiaries of Superior Well Services, Inc. Upon the closing of the transactions contemplated by the contribution agreement, each of the general and limited partners in Superior Well Services, Ltd. and Bradford Resources, Ltd. will receive shares of stock in Superior Well Services, Inc. in exchange for their respective general and limited partner interests. The following chart depicts the summary ownership structure of our company following the closing of the transactions contemplated by the contribution agreement:

(1)	Comprised of former partners in Superior Well Services, Ltd. and Bradford Resources, Ltd.
      Each of David E. Wallace, our Chief Executive Officer and Chairman of our board of directors, Jacob B. Linaberger, our President, Rhys R. Reese, our Executive Vice President, Chief Operating Officer and Secretary, David E. Snyder, a director, and Mark A. Snyder, a director, are limited partners in Superior Well Services, Ltd. Each of David E. Snyder and Mark A. Snyder are stockholders and executive officers of each general partner of Superior Well Services, Ltd. and Bradford Resources, Ltd. In addition, each of David E. Snyder and Mark A. Snyder are stockholders and executive officers of Snyder Associated Companies, Inc. Three wholly owned subsidiaries of Snyder Associated Companies, Inc. own all of the limited partner interests in Bradford Resources, Ltd.
Transactions With Officers, Directors and Significant Stockholders
      Superior Well Services, Ltd. performs well services for Snyder Brothers, Inc., an oil and natural gas exploration and production company of which David E. Snyder, Mark A. Snyder, as well as their brother Thomas C. Snyder, are executive officers. Snyder Brothers, Inc. is a wholly-owned subsidiary of Snyder Associated Companies, Inc. of which David E. Snyder, Mark A. Snyder and Thomas C. Snyder are

stockholders and executive officers. The amount paid by Snyder Brothers, Inc. for those well services were approximately $1.6 million in 2002, $3.9 million in 2003 and $4.2 million in 2004. For the three months ended March 31, 2005, we have performed approximately $0.8 million of these services for Snyder Brothers, Inc., and we anticipate continuing to perform these services for Snyder Brothers, Inc. following this offering. We believe the terms of these transactions reflect, and will continue to reflect, terms that would be no less favorable to us than those that would be available between unaffiliated third parties.
      Superior Well Services, Ltd. purchases cement from Armstrong Cement & Supply Corp. and Mark Ann Industries, Inc. David E. Snyder, Dennis C. Snyder and Mark A. Snyder are executive officers of Armstrong Cement & Supply Corp., which is a wholly-owned subsidiary of Snyder Associated Companies, Inc. In addition, David E. Snyder, Mark A. Snyder, Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are stockholders and executive officers of Mark Ann Industries, Inc. The amount of cement purchased by Superior Well Services, Ltd. from Armstrong Cement & Supply Corp. and Mark Ann Industries, Inc. was approximately $1.2 million in 2002, $1.3 million in 2003 and $1.6 million in 2004. For the three months ended March 31, 2005, we have purchased approximately $0.6 million of cement from those companies in 2005 and we anticipate purchasing cement from them following this offering. We believe that the terms of these transactions reflect, and will continue to reflect, terms that would be no less favorable to us than those that would be available between unaffiliated third parties.
      Superior Well Services, Ltd. paid fees of $0.3 million in 2004 to Buffalo Valley, Ltd. for partnership management services. David E. Snyder, Mark A. Snyder, Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are limited partners of Buffalo Valley, Ltd. and David E. Snyder and Mark A. Snyder are executive officers of Buffalo Valley Real Estate Co., which is the general partner of Buffalo Valley, Ltd. and Superior Well Services, Ltd. We will not require these partnership management services following this offering.
      Superior Well Services, Ltd. paid fees of $0.2 million in 2003 to Snyder Associated Companies, Inc. for partnership management services. David E. Snyder, Mark A. Snyder, Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are executive officers and stockholders of Snyder Associated Companies, Inc. We will not require these partnership management services following this offering.
      Superior Well Services, Ltd. paid fees of $0.3 million in 2002, $0.8 million in 2003 and $1.0 million in 2004 to DJR Partners, Inc. for partnership management services. David E. Wallace, Jacob B. Linaberger and Rhys R. Reese are each stockholders, directors and executive officers of DJR Partners, Inc. We will not require these partnership management services following this offering.
      Bradford Resources, Ltd. has a $21.5 million credit facility with a commercial bank. Bradford Resources, Ltd.’s obligations under the credit facility are guaranteed by each of Superior Well Services, Ltd., Allegheny Mineral Corporation, Armstrong Cement & Supply Corp. and Glacial Sand & Gravel Company. Each of David E. Wallace, Jacob B. Linaberger, Rhys R. Reese, David E. Snyder, Mark A. Snyder, Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are limited partners in Superior Well Services, Ltd. Each of David E. Snyder, Dennis C. Snyder, Richard G. Snyder, Thomas C. Snyder and Mark A. Snyder are stockholders and executive officers of the general partner of Bradford Resources, Ltd., and David E. Snyder and Mark A. Snyder are executive officers of the general partner of Superior Well Services, Ltd. In addition, each of David E. Snyder, Dennis C. Snyder, Richard G. Snyder and Mark A. Snyder are stockholders and executive officers of Snyder Associated Companies, Inc., which owns all of the outstanding stock of Allegheny Mineral Corporation, Armstrong Cement & Supply Corp. and Glacial Sand & Gravel Company, which in turn own all of the limited partner interests in Bradford Resources, Ltd. These guarantees will be terminated at the closing of this offering.
      Superior Well Services, Ltd. has a $9.5 million line of credit with a commercial bank. Superior’s obligations under the line of credit are guaranteed by Allegheny Mineral Corporation. Each of David E. Snyder, Mark A. Snyder, Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are limited partners in Superior Well Services, Ltd. Each of David E. Snyder and Mark A. Snyder are executive officers of the general partner of Superior Well Services, Ltd. In addition, each of David E. Snyder, Mark A. Snyder, Dennis C. Snyder, Richard G. Snyder and Thomas C. Snyder are stockholders and executive officers of

Snyder Associated Companies, Inc., which owns all of the outstanding stock of Allegheny Mineral Corporation. This guarantee will be terminated at the closing of this offering.
Registration Rights Agreement
      In connection with the contribution agreement, we intend to enter into a registration rights agreement with our stockholders pursuant to which they will have certain demand and piggyback registration rights for the shares of our common stock that they receive in the transactions contemplated by the contribution agreement. The registration rights agreement will also provide that we will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of shares of our common stock by these stockholders that are registered pursuant to this agreement. The agreement will contain customary registration procedures and indemnification and contribution provisions for the benefit of these stockholders and us.
Conflicts of Interest
      Generally, directors and officers have a fiduciary duty to manage their company in a manner beneficial to the company and its stockholders. As discussed above under “— Transactions With Officers, Directors and Significant Stockholders,” two of our directors, David E. Snyder and Mark A. Snyder, are significant stockholders of various companies for which Superior Well Services Ltd. has performed services or from which it has purchased materials and supplies. We anticipate continuing to perform services for, and purchase materials and supplies from, these companies following this offering. While we believe that the terms of these transactions reflect, and will continue to reflect, terms that would be no less favorable to us than those that would be available between unaffiliated third parties, these relationships involve conflicts of interest. Prior to the closing of this offering, we will adopt a formal code of business conduct and ethics to address actions by our board of directors and officers when one or more directors or officers have a conflict of interest. Pursuant to this code of business conduct and ethics, a majority vote of the independent directors on our board of directors will be required to approve any transaction or business relationship that the board of directors determines involves a conflict of interest.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth, as of December 31, 2004, information with respect to the beneficial ownership of our common stock, giving effect to the transactions contemplated by the contribution agreement and as adjusted to reflect the sale of common stock in this offering, by:

•	each person who is known by us to beneficially own 5% or more of our outstanding common stock;

•	our named executive officers;

•	our directors; and

•	all of our executive officers and directors as a group.
      Unless indicated otherwise, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless otherwise indicated, the address of each stockholder listed below is 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701.

	Shares Beneficially			Shares Beneficially
	Owned Prior			Owned After
	to this Offering		Number of	this Offering
Shares
Name of Beneficial Owner	Number	Percent	Offered	Number	Percent

C. H. Snyder, Jr.(1)
Dennis C. Snyder(2)
Richard G. Snyder(3)
Mark A. Snyder(4)
David E. Snyder(5)
Thomas C. Snyder(6)
Snyder Associated Companies, Inc.(7)
Jacob B. Linaberger
David E. Wallace
Rhys R. Reese
Allegheny Mineral Corp.(8)
Armstrong Cement & Supply Corp.(9)
All directors and executive officers as a group (5 persons)

(1)	Of the shares indicated as beneficially owned by Mr. C.H. Snyder, Jr., shares are indirectly owned by Snyder Associated Companies, Inc. Mr. C.H. Snyder, Jr. serves as Executive Vice President and is a member of the board of directors of Snyder Associated Companies, Inc. As such, Mr. C.H. Snyder, Jr. may be deemed to have voting and dispositive power over the shares owned by Snyder Associated Companies, Inc. The address of Mr. C.H. Snyder, Jr. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(2)	Of the shares indicated as beneficially owned by Mr. Dennis C. Snyder, shares are indirectly owned by Snyder Associated Companies, Inc. Mr. Dennis C. Snyder serves as Vice President and is a member of the board of directors of Snyder Associated Companies, Inc. As such, Mr. Dennis C. Snyder may be deemed to have voting and dispositive power over the shares owned by Snyder Associated Companies, Inc. The address of Mr. Dennis C. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(3)	Of the shares indicated as beneficially owned by Mr. Richard G. Snyder, shares are indirectly owned by Snyder Associated Companies, Inc. Mr. Richard G. Snyder serves as Vice President and is a member of the board of directors of Snyder Associated Companies, Inc. As such, Mr. Richard G. Snyder may be deemed to have voting and dispositive power over the shares owned by Snyder Associated

Companies, Inc. The address of Mr. Richard G. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(4)	Of the shares indicated as beneficially owned by Mr. Mark A. Snyder, shares are indirectly owned by Snyder Associated Companies, Inc. Mr. Mark A. Snyder serves as Secretary and is a member of the board of directors of Snyder Associated Companies, Inc. As such, Mr. Mark A. Snyder may be deemed to have voting and dispositive power over the shares owned by Snyder Associated Companies, Inc. The address of Mr. Mark A. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(5)	Of the shares indicated as beneficially owned by Mr. David E. Snyder, shares are indirectly owned by Snyder Associated Companies, Inc. Mr. David E. Snyder serves as Vice President, Treasurer and is a member of the board of directors of Snyder Associated Companies, Inc. As such, Mr. David E. Snyder may be deemed to have voting and dispositive power over the shares owned by Snyder Associated Companies, Inc. The address of Mr. David E. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(6)	Of the shares indicated as beneficially owned by Mr. Thomas C. Snyder, shares are indirectly owned by Snyder Associated Companies, Inc. Mr. Thomas C. Snyder serves as Vice President and is a member of the board of directors of Snyder Associated Companies, Inc. As such, Mr. Thomas C. Snyder may be deemed to have voting and dispositive power over the shares owned by Snyder Associated Companies, Inc. The address of Mr. Thomas C. Snyder is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(7)	Of the shares indicated as beneficially owned by Snyder Associated Companies, Inc., shares are owned directly by Allegheny Mineral Corp., shares owned by Armstrong Cement & Supply Corp., and shares owned by Glacial Sand & Gravel Co., each wholly-owned subsidiaries of Snyder Associated Companies, Inc. The address of Snyder Associated Companies, Inc. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(8)	The address of Allegheny Mineral Corp. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

(9)	The address of Armstrong Cement & Supply Corp. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.

DESCRIPTION OF CAPITAL STOCK
      Upon the completion of this offering, our authorized capital stock will consist of:

•	shares of common stock, $0.01 par value; and

•	shares of preferred stock, $0.01 par value, none of which are currently designated.
      Upon the completion of this offering                      shares of common stock and no shares of preferred stock will be outstanding.
      The following summarizes the material provisions of our capital stock and important provisions of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part and by the provisions of applicable law.
Common Stock
      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. The holders of common stock are entitled to receive dividends as may be declared by the board of directors. Upon our liquidation, dissolution or winding up, and subject to any prior rights of outstanding preferred stock, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution to our stockholders after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. The holders of our common stock will have no preemptive or other subscription rights to purchase our common stock.
Preferred Stock
      Subject to the provisions of the certificate of incorporation and limitations prescribed by law, the board of directors will have the authority to issue up to                      shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be senior to those of the common stock, without further vote or action by the stockholders. We have no present plans to issue any shares of preferred stock.
      One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and, as a result, protect the continuity of our management. The issuance of shares of the preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.
Provisions of Our Certificate of Incorporation and Bylaws

Written Consent of Stockholders
      Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

Amendment of the Bylaws
      Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by the holders of not less than two-thirds of the voting power of all outstanding voting stock.

Special Meetings of Stockholders
      Our bylaws preclude the ability of our stockholders to call special meetings of stockholders.

Other Limitations on Stockholder Actions
      Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, the ability of our stockholders to remove directors without cause is precluded.

Limitation of Liability of Officers and Directors
      Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.
      The effect of these provisions is to eliminate our rights and our stockholders’ rights, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Business Combination Under Delaware Law
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
      Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

•	our board of directors approved either the business combination or the transaction that resulted in the stockholders becoming an interested stockholder prior to the date the person attained the status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and issued employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or before the adoption of the amendment.
Transfer Agent and Registrar
      We anticipate that the transfer agent and registrar for the common stock will be American Stock Transfer and Trust Company.
Quotation of Common Stock
      We have applied to include our shares of common stock for quotation on the Nasdaq under the symbol “SWSI”.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. The market price of our common stock could decrease due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock.
      After this offering,                      shares of common stock will be outstanding, or                      shares if the underwriters exercise their over-allotment option in full. Of these shares, the                      shares sold in this offering, or                      shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act, except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act. A total of                      shares will be “restricted securities” within the meaning of Rule 144 under the Securities Act or subject to lock-up arrangements.
      The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act. After one year following the closing of this offering, the shares issued to stockholders immediately prior to this offering will be eligible for sale in the public market pursuant to Rule 144.
      After the closing of this offering, the holders of                      shares of our common stock that were issued prior to the closing of this offering will have certain demand and piggyback registration rights. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.
      Our officers and directors and all of our stockholders who were issued shares prior to the closing of this offering have entered into lock-up agreements described in “Underwriting”. After the expiration of these lock-up agreements, the shares of common stock that were issued to these persons prior to this offering will generally not be eligible for sale into the public market pursuant to Rule 144 under the Securities Act until one year after the closing of this offering.
      As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them, or are perceived by the market as intending to sell them.
      As soon as practicable after this offering, we intend to file one or more registration statements with the SEC on Form S-8 providing for the registration of                      shares of our common stock issued or reserved for issuance under our 2005 Stock Incentive Plan. Subject to the expiration of lock-ups we and certain of our stockholders have entered into and any applicable restrictions or conditions contained in our 2005 Stock Incentive Plan, the shares registered under these registration statements on Form S-8 will be available for resale immediately in the public market without restriction.
Rule 144
      In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the Nasdaq during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the SEC.
      Sales under Rule 144 are also subject to other provisions relating to notice and manner of sale and the availability of current public information about us.

Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

UNDERWRITING
      Subject to the terms and conditions set forth in an underwriting agreement by and between KeyBanc Capital Markets, a division of McDonald Investments Inc., as representative for the underwriters named in the agreement, we and the selling stockholders have agreed to sell each underwriter, and each underwriter has severally agreed to purchase from us and the selling stockholders, the number of common stock shares set forth opposite its name in the table below:

Underwriter	Number of Shares

KeyBanc Capital Markets a division of McDonald Investments Inc.

Total

      Under the terms of the underwriting agreement, the underwriters are committed to purchase all of these shares if any shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
      The underwriting agreement provides that the underwriters’ obligations to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholders to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.
      The underwriters propose to offer the shares of common stock directly to the public at $           per share and to certain dealers at such price less a concession not in excess of $           per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $           per share to other dealers. If all of the shares are not sold at the public offering price, the representatives of the underwriters may change the public offering price and the other selling terms.
      We intend to distribute and deliver this prospectus by hand or by mail only and not by electronic delivery. Also, we intend to use printed prospectuses only and not other forms of prospectuses.
      We and the selling stockholders have granted the underwriters an option to purchase up to                     additional shares from the selling stockholders and up to                     additional shares from us, in each case at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.

      The following table shows the per share and total underwriting discount that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total Without	Total With
	Per share	Option Exercised	Option Exercised

Public offering price	$	$	$
Underwriting discount payable by us(1)	$	$	$
Underwriting discount payable by selling stockholders	$	$	$
Proceeds (before expenses) to us	$	$	$
Proceeds (before expenses) to the selling stockholders	$	$	$

(1)	The Underwriting discount is %, or $ per share.
      We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $                    .
      We, our executive officers and directors and substantially all of our stockholders have agreed with the underwriters, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any common shares or any securities convertible into or exchangeable for common stock, without the prior written consent of McDonald Investments Inc. As of April      , 2005,                      shares of common stock (including shares underlying options exercisable within 60 days) were beneficially owned by our executive officers and directors and such stockholders. However, McDonald Investments Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.
      Until the distribution of common shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases of shares in the open market while this offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us. The underwriters may reduce that short position by purchasing shares in the open market or by exercising all or part of the over-allotment option described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Neither we nor the underwriters make any representation or prediction as to the effect the transactions described above may have on the price of the common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq or in the over-the-

counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.
      KeyBank National Association and other affiliates of McDonald Investments Inc. have investment discretion over accounts which may include shares of our common stock. In addition, some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other transactions with us and perform services for us in the ordinary course of their business. They have received customary fees and commissions for those transactions. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.
      There is no established trading market for the shares. The offering price for the shares has been determined by us and the underwriters, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the underwriters believe to be comparable to us; and

•	other factors deemed to be relevant.
LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus and certain other legal matters in connection with this offering will be passed upon for us by Vinson & Elkins LLP and passed upon for the underwriters by Jones Day.
EXPERTS
      The balance sheet of Superior Well Services, Inc. as of May 4, 2005 and the combined financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 for Superior Well Services, Ltd. and Bradford Resources, Ltd. included in this prospectus and in the registration statement have been so included in reliance upon the report of Schneider Downs & Co., Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 regarding the common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference facilities. In addition, our future public filings can also be inspected and copied at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.
      Following the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.superiorwells.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Superior Well Services, Inc., Attention: Controller, 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701, (724) 465-8904.
      We will furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We will also furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Financial Statement of Superior Well Services, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of May 4, 2005	F-3
Notes to Financial Statement	F-4
Combined Financial Statements of Superior Well Services, Ltd. and Bradford Resources, Ltd.
Report of Independent Registered Public Accounting Firm	F-5
Combined Balance Sheets as of December 31, 2003 and 2004	F-6
Combined Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-7
Combined Statements of Changes in Partners’ Capital for the years ended December 31, 2002, 2003 and 2004	F-8
Combined Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004	F-9
Notes to Combined Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Superior Well Services, Inc.
      We have audited the accompanying balance sheet of Superior Well Services, Inc. (Superior) as of May 4, 2005. This financial statement is the responsibility of Superior’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Superior as of May 4, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ SCHNEIDER DOWNS & CO., INC.
Pittsburgh, Pennsylvania
May 4, 2005

SUPERIOR WELL SERVICES, INC.
BALANCE SHEET

May 4, 2005

(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$15

Total current assets	15
Deferred issuance costs	16

Total assets	$31

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Advance from affiliate	$30

Total current liabilities	30
Stockholders’ Equity:
Common stock, voting, par value $.01 per share, 1,000 shares authorized, 1,000 shares issued	—
Additional paid-in capital	1
Retained earnings	—

Total stockholders’ equity	1

Total liabilities and stockholders’ equity	$31

The accompanying notes are an integral part of this balance sheet

SUPERIOR WELL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT

1.	Organization
      Superior Well Services, Inc. (“Superior”) was formed as a Delaware corporation on March 2, 2005. The corporation was formed for the purpose of becoming a holding company for Superior Well Services, Ltd. (“Superior Well”) and Bradford Resources, Ltd. (“Bradford”) in connection with a proposed initial public offering of Superior’s common stock. Superior and the partners of Superior Well and Bradford have entered into a contribution agreement which, if consummated, would result in the partners of Superior Well and Bradford contributing their respective partnership interests to Superior in exchange for shares of common stock of Superior.
      Superior Well provides a wide range of well services to oil and natural gas companies, primarily technical pumping and down-hole surveying services, in the Appalachian basin and other oil and natural gas producing regions of the United States.
      Bradford owns oil and natural gas well services equipment and provides, through leasing arrangements, substantially all of Superior Well’s equipment needs.

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The balance sheet is prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents
      All cash equivalents are stated at cost, which approximates market. The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

3.	Advance from Affiliate
      Superior received a $30,000 short-term advance from Superior Well on May 3, 2005 for the purpose of paying various filing fees related to Superior’s proposed initial public offering. Management intends to repay the advance shortly after the proposed offering referenced in Note 1.

SUPERIOR WELL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT — (Continued)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners
Superior Well Services, Ltd. and Bradford Resources, Ltd.
      We have audited the accompanying combined balance sheets of Superior Well Services, Ltd. and Bradford Resources, Ltd. (collectively referred to as Superior) as of December 31, 2004 and 2003, and the related combined statements of income, changes in partners’ capital and cash flows for the years ended December 31, 2004, 2003 and 2002. These combined financial statements are the responsibility of Superior’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Superior as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.
/s/ SCHNEIDER DOWNS & CO., INC.
Pittsburgh, Pennsylvania
March 29, 2005

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
COMBINED BALANCE SHEETS

	2003	2004

	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$1,293	$1,544
Trade accounts receivable	7,019	11,292
Inventories	739	1,835
Prepaid expenses	480	336

Total current assets	9,531	15,007
Property, Plant and Equipment:
Land	—	320
Building and improvements	180	961
Equipment and vehicles	36,055	53,347
Construction in progress	647	792

	36,882	55,420
Accumulated depreciation	(10,846)	(14,826)

Total property, plant and equipment, net	26,036	40,594
Intangible assets, net of accumulated amortization of $95 and $380	1,330	1,045
Other assets	328	36

Total assets	$37,225	$56,682

LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Accounts payable — trade	$2,127	$4,240
Note payable	3,739	3,955
Current portion of long-term debt	74	1,860
401(k) plan contribution and withholding	388	651
Accrued wages and health benefits	378	665
Other accrued liabilities	271	399

Total current liabilities	6,977	11,770
Long-term debt	80	11,093
Other long-term liabilities	56	—
Partners’ Capital:
Partners’ capital	30,246	33,885
Accumulated other comprehensive (loss) income	(56)	2
Notes receivable — limited partners	(78)	(68)

Total partners’ capital	30,112	33,819

Total liabilities and partners’ capital	$37,225	$56,682

The accompanying notes are an integral part of these combined financial statements.

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
COMBINED STATEMENTS OF INCOME

	2002	2003	2004

	(in thousands)
Revenue	$34,246	$51,462	$76,041

Cost of revenue	23,881	34,908	52,917

Gross profit	10,365	16,554	23,124

Selling, general and administrative expenses	4,977	8,282	12,869

Operating income	5,388	8,272	10,255

Interest expense	(35)	(78)	(310)

Other (expense) income	(7)	20	(148)

Net income	$5,346	$8,214	$9,797

Pro forma data (unaudited):

Historical income before taxes	$5,346	$8,214	$9,797

Pro forma income tax expense	2,288	3,528	4,249

Net income adjusted for pro forma income tax expense	$3,058	$4,686	$5,548

The accompanying notes are an integral part of these combined financial statements.

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

			Accumulated	Less:
	Partners’	Comprehensive	Comprehensive	Notes
	Capital	Income	Income (Loss)	Receivable	Total

	(in thousands)
BALANCE, December 31, 2001	$15,267	$—	$—	$(96)	$15,171
Net income	5,346	$5,346	—	—	5,346

Total comprehensive income		$5,346

Collection of notes receivable		—	—	9	9
Contributions	2,000	—	—	—	2,000
Distributions to partners	(3,689)	—	—	—	(3,689)

BALANCE, December 31, 2002	18,924	—	—	(87)	18,837
Net income	8,214	8,214	—	—	8,214
Unrealized losses on interest rate swaps	—	(56)	$(56)	—	(56)

Total comprehensive income		$8,158

Collection of notes receivable	—	—	—	9	9
Contributions	5,600	—	—	—	5,600
Distributions to partners	(2,492)	—	—	—	(2,492)

BALANCE, December 31, 2003	30,246	—	(56)	(78)	30,112
Net income	9,797	9,797	—	—	9,797
Unrealized gains on interest rate swaps	—	58	58	—	58

Total comprehensive income		$9,855

Collection of notes receivable	—	—	—	10	10
Distributions to partners	(6,158)	—	—	—	(6,158)

BALANCE, December 31, 2004	$33,885	—	$2	$(68)	$33,819

The accompanying notes to are an integral part of these combined financial statements.

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
COMBINED STATEMENTS OF CASH FLOWS

	2002	2003	2004

	(in thousands)
Cash flows from operations:
Net income	$5,346	$8,214	$9,797
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	2,467	3,465	5,057
Loss on disposal of equipment	69	31	185
Changes in assets and liabilities:
Trade accounts receivable	(1,250)	(2,131)	(4,273)
Inventory	(180)	(38)	(1,096)
Prepaid expenses and other assets	(219)	(493)	438
Accounts payable	2,790	(2,364)	2,113
401(k) plan contribution and withholding	64	118	263
Accrued wages and health benefits	240	(97)	287
Other accrued liabilities	(176)	(13)	128

Net cash provided by operations	9,151	6,692	12,899
Cash flows from investing:
Expenditures for property, plant and equipment	(9,813)	(9,150)	(19,409)
Expenditures for acquisition	—	(2,125)	—
Advances on notes receivable	(500)	—	—
Proceeds from notes receivable	25	510	10

Net cash used in investing	(10,288)	(10,765)	(19,399)
Cash flows from financing:
Principal payments on long-term debt	(152)	(178)	(188)
Proceeds from long-term borrowings	—	—	12,880
Proceeds from note payable, net	1,841	1,897	217
Distributions to partners	(3,689)	(2,492)	(6,158)
Partners’ contributions	2,000	5,600	—

Net cash provided by financing	—	4,827	6,751

Net (decrease) increase in cash and cash equivalents	(1,137)	755	251
Cash and cash equivalents, beginning of fiscal year	1,675	538	1,293

Cash and cash equivalents, end of fiscal year	$538	$1,293	$1,544

Supplemental disclosure of cash flow data:
Interest paid	$40	$83	$310
Non-cash transactions:
Equipment acquired through seller financed debt	$200	$150	$55
The accompanying notes are an integral part of these combined financial statements.

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Organization
      Superior Well Services, Ltd. “Superior Well” and Bradford Resources, Ltd. “Bradford”, collectively referred to as “Superior” or the “Partnerships”, are Pennsylvania limited partnerships. Superior Well and Bradford are entities under common control arising from common direct or indirect ownership of each. The accounts of the Partnerships are combined in the financial statements. All intercompany transactions and balances have been eliminated in the combination. As a result of the close business relationship and common control of Superior Well and Bradford, Superior believes that combined financial statements provide the most meaningful presentation to a reader of the financial statements. As all of Bradford’s revenues are derived from Superior Well, and thus eliminated in the combination, the individual equity accounts of the individual entities are not meaningful and are therefore not presented. The partners of Superior Well and Bradford have entered into a contribution agreement which, if consummated, would result in the partners of Superior Well and Bradford contributing their respective partnership interests to Superior Well Services, Inc. in exchange for shares of common stock of Superior Well Services, Inc., a Delaware corporation formed for the purpose of becoming a holding company for Superior Well and Bradford in connection with a proposed initial public offering of Superior Well Services, Inc.’s common stock.
      Superior Well provides a wide range of well services to oil and gas companies, primarily technical pumping and down-hole surveying services, in the Appalachian region and other oil and natural gas producing regions of the United States.
      Bradford owns oil and gas well services equipment and provides, through leasing arrangements, substantially all of Superior Well’s equipment needs. All of Bradford’s revenues are derived from Superior Well.

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Estimates and Assumptions
      Superior uses certain estimates and assumptions that affect reported amounts and disclosures. These estimates are based on judgments, probabilities and assumptions that are believed to be reasonable but inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. Superior is subject to risks and uncertainties that may cause actual results to differ from estimated amounts.

Cash and Cash Equivalents
      All cash equivalents are stated at cost, which approximates market. The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Superior maintains cash at various financial institutions that may exceed federally insured amounts.

Trade Accounts Receivable
      Accounts receivable are carried at the amount owed by customers. Superior grants credit to all qualified customers who are mainly independent oil and natural gas companies. Management periodically reviews accounts receivable for credit risks resulting from changes in the financial condition of its customers. Once an account is deemed not to be collectible, the remaining balance is written off to bad debt expense.

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Inventories
      Inventories, which consist principally of materials consumed in Superior’s services provided to customers, are stated at the lower of cost or market using the specific identification method.

Property, Plant and Equipment
      Superior’s property, plant and equipment are depreciated using the straight-line and accelerated methods over their estimated useful lives. The estimated useful lives range from 15 to 30 years for building and leasehold improvements and range from 5 to 10 years for machinery and equipment. Repairs and maintenance costs, which do not extend the useful lives of the asset, are expensed in the period incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Insurance Expense
      Superior self-insures employee health insurance plan costs. The estimated costs of claims under this self-insurance program are accrued as the claims are incurred (although actual settlement of the claims may not be made until future periods) and may subsequently be revised based on developments relating to such claims. Superior maintains an insurance policy that covers claims in excess of $60,000 per employee or aggregate claims of $1.4 million, limited to a total of $1 million available coverage. Superior is liable for claims in excess of this coverage.

Income Taxes
      Superior Well and Bradford are limited partnerships for federal tax purposes and, accordingly, are not subject to federal or state corporate income taxes. Pro forma income tax expense (unaudited) has been computed at statutory rates to provide the reader of the financial statements with a pro forma net income (unaudited) consistent with the proposed entity structure change referenced in Note 1.

Revenue Recognition
      Superior recognizes revenue when an agreement exists to provide services or deliver products, prices are determinable and collectibility is reasonably assured. Substantially all of Superior’s services performed for customers are completed at the customer’s site within one day.

Interest Rate Risk Management
      Superior Well has an interest rate swap agreement to convert a portion of its floating rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future results. This agreement is with its bank as counterparty and matures October 2006. The notional amount of the contractual swap agreement was $3 million as of December 31, 2004 having a three-year fixed rate of 3.28% beginning October 2003. The fair value of this contract, as determined by the counterparty, is recorded in the balance sheet, with the offset to “Accumulated Other Comprehensive Income”. The fair market value of the swap agreement was $1,723 as of December 31, 2004. The unrealized gains (loss) on the interest rate swap included in accumulated other comprehensive income (loss) was $58,000 and $(56,000) at December 31, 2004 and 2003, respectively.

Fair Value of Financial Instruments
      Superior’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and notes payable. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of such instruments. The carrying value of notes payable and long-term debt approximates fair value since the interest rates are market based and are generally adjusted periodically.

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Additionally, interest rate swaps are recorded at fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.
      Superior’s financial instruments are not held for trading purposes.

Intangible Assets
      Superior’s intangible assets are customer relationships related to an acquisition in the third quarter of 2003 (See note 7). The gross amount of $1,425,000 is being amortized at $285,000 per year.

Concentration of Credit Risk
      Substantially all of Superior’s customers are engaged in the oil and gas industry. This concentration of customers may impact overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic and industry conditions. Two customers accounted for 33%, 34% and 27% and eight customers accounted for 55%, 63% and 60% of Superior’s revenue for the years ended December 31, 2004, 2003 and 2002, respectively. Two customers accounted for 27% and 38% and eight customers accounted for 48% and 58% of Superior’s receivables at December 31, 2004 and 2003, respectively.

Recently Issued Guidance
      In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46(R) which revised certain provisions in the original interpretation and permitted multiple effective dates based upon the nature and formation date of the variable interest entity. Adoption of the provisions of FIN 46 did not have a material impact on Superior’s financial position or results of operations.
      In December 2004, the FASB issued SFAS 123R (Share-Based Payment). The standard amends SFAS 123 (Accounting for Stock Based Compensation) and concludes that services received from employees in exchange for stock-based compensation results in a cost to the employer that must be recognized in the financial statements. The cost of such awards should be measured at fair value at the date of grant. The standard will be effective for awards granted by non-public entities after the first annual reporting period beginning after December 15, 2005. In April 2005, the SEC adopted a rule permitting registrants to delay the expensing of options pursuant to SFAS 123R until the first annual period beginning after June 15, 2005. Accordingly, the provisions of FAS 123R will be applicable to share-based compensation in the future, effective no later than January 1, 2006. The adoption of this standard is not expected to have a material effect on our financial statements or results of operations.

3.	Notes Receivable — Limited Partners
      Superior Well sold limited partnership interests, amounting to 40% ownership, to three individuals during the year ended December 31, 2000. Capital contributions made to Superior Well for these limited partnership interests aggregated $200,000, of which $87,000 was received in cash and $113,000 was received through issuance of notes receivable. The notes receivable are due in monthly installments totaling $1,338, including interest at 7.5%, through January 2010. The notes are collateralized by each of the three individuals’ limited partnership interests. Balances outstanding as of December 31, 2004 and 2003 were $68,000 and $78,000, respectively.

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

4.	Long-Term Debt
      Superior Well has a $7.5 million line of credit with a commercial bank, collateralized by accounts receivable. Outstanding borrowings under the line of credit bear interest primarily using the London InterBank Offered Rate (LIBOR) plus a margin. On December 31, 2004, Superior Well had outstanding borrowings under the line of credit of $4.0 million. The line of credit can be terminated at the discretion of Superior Well or the bank. Obligations under the line of credit are guaranteed by an affiliated company. Subsequent to December 31, 2004, the line of credit was increased to $9.5 million.
      During 2004, Bradford had a $12.0 million credit facility with a commercial bank for the purchase of equipment to lease to Superior Well. Outstanding borrowings under the credit facility bear interest primarily using LIBOR plus a margin. On January 1, 2005, the outstanding borrowings totaling $12.0 million were converted to a note payable maturing in January 2010. The note is collateralized by an equipment lease agreement with Superior Well and security interests in Bradford’s equipment. The agreement provides for the maintenance of various financial covenants and included limitations as to incurring additional indebtedness and the granting of security interests to third parties. Obligations under the credit facility are guaranteed by Superior Well and the limited partners of Bradford. Due to the debt conversion at January 1, 2005, the note is classified as long-term debt in the December 31, 2004 financial statements and amounts due are included in the future minimum payments schedule accordingly.
      On January 31, 2005, Bradford entered into a $9.5 million credit facility with a commercial bank for the purchase of equipment to be leased to Superior Well. Outstanding borrowings under the agreement bear interest primarily using LIBOR plus a margin. Any outstanding borrowings as of December 31, 2005 would convert to a note payable maturing January 2011. Obligations under the agreement are guaranteed by Superior Well and the limited partners of Bradford.
      During 2003, Superior Well entered into an interest rate swap agreement with a commercial bank, with a notional amount of $3.0 million to reduce the impact of interest rate changes on Superior Well’s variable rate debt with the bank. Under the interest rate swap agreement, Superior Well and the bank agreed to exchange monthly, through October 2006, the difference between Superior Well’s fixed rate of 3.28% and the bank’s variable rate of one month LIBOR. The fair value of the interest rate swap agreement was $1,723 at December 31, 2004 and is included in other assets and $(56,340) at December 31, 2003 and is included in other liabilities in the balance sheet.
      Long-term debt of Superior at December 31 consists of the following:

	2003	2004

	(in thousands)
Note payable to a bank with interest at LIBOR plus a margin, due in monthly installments of $142,857 plus interest and a balloon payment of $3.4 million due January 2010, collateralized by all of the equipment	$—	$12,000
Mortgage note payable to a bank with interest at the bank’s prime minus 1% (not to exceed 6% or decrease below 3%) for a five-year term, payable in monthly installments of $4,889 plus interest through January 2019, collateralized by real property	—	826
Notes payable to sellers of equipment with a nominal interest rate due through December 2006, collateralized by specific equipment	154	127

	154	12,953
Less-Payments due within one year	74	1,860

Total	$80	$11,093

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004, future annual minimum payments on long-term debt were as follows:

(in thousands)
2005	$1,860
2006	1,813
2007	1,773
2008	1,773
2009	1,773
Thereafter	3,961

Total minimum principal payments	$12,953

5.	401(k) Plan
      Superior Well has a defined contribution profit sharing/401(k) retirement plan (“the Plan”) covering substantially all employees. Employees are eligible to participate after six months of service. Under terms of the Plan, employees are entitled to contribute up to 15% of their compensation, within limitations prescribed by the Internal Revenue Code. Superior Well makes matching contributions of 25% of employee deferrals up to 12% of their compensation and may elect to make discretionary contributions to the Plan, all subject to vesting over a five-year period. Superior Well made matching contributions of approximately $93,000 in 2004, $51,000 in 2003 and $30,000 in 2002. Discretionary contributions made to the Plan were approximately of $571,000 in 2004, $356,000 in 2003 and $231,000 in 2002.

6.	Acquisitions
      During the third quarter 2003, Superior Well acquired the assets and customer relationships of Osage Wireline, Inc., or Osage, and entered into an employment agreement with its owner. Located in Hominy, Oklahoma, Osage provided down-hole surveying services in a market that our pressure pumping and down-hole surveying business did not previously serve. Superior Well acquired Osage for total cash consideration of approximately $2.1 million of which $700,000 related to operating assets and $1.4 million related to customer relationships, which is reported as an intangible asset.

7.	Related-Party Transactions
      Superior Well provides technical pumping services and down-hole surveying services to a customer owned by certain partners of Superior Well. The total amount of services provided to this affiliated party was approximately $4,248,000 in 2004, $3,906,000 in 2003, and $1,577,000 in 2002. The amounts outstanding from the affiliated party was $402,000 and $225,000 for the years ended December 31, 2004 and 2003, respectively.
      Superior Well also regularly purchases, in the ordinary course of business, materials from vendors owned by certain partners of Superior Well. The total amounts paid to these affiliated parties were approximately $1,623,000 in 2004, $1,329,000 in 2003 and $1,188,000 in 2002. Superior Well had accounts payable to these affiliates of $159,000 and $114,000 at December 31, 2004 and 2003, respectively.
      Administrative and management services are provided to Superior Well by affiliates that are owned by certain partners of Superior Well. The total amounts paid to these affiliated entities were approximately $1,298,000 in 2004, $979,000 in 2003 and $347,000 in 2002.
      Distributions were made to the partners of Superior Well amounting to approximately $6,158,000 in 2004, $2,492,000 in 2003 and $3,689,000 in 2002. A significant portion of the distributions were to fund tax obligations as a result of partners being taxed on their proportionate share of Superior Well’s taxable income.

SUPERIOR WELL SERVICES, LTD. & BRADFORD RESOURCES, LTD.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

8.	Commitments and Contingencies
      Minimum annual rental payments, principally for noncancelable real estate and vehicle leases with terms in excess of one year, in effect at December 31, 2004, are summarized in the following table:

Dec. 31, 2004

(in thousands)
2005	$716
2006	657
2007	582
2008	467
2009	149

Total rental commitments	$2,571

      Total rental expense charged to operations was approximately $1,135,000 in 2004, $662,000 in 2003 and $540,000 in 2002.
      Superior Well has entered into long-term product purchase agreements with a vendor to supply several locations expiring from May 2006 through May 2011. Over the term of the agreements, Superior Well is required to purchase certain materials only from the vendor. There are no minimum purchase commitments in the agreements. The vendor does have the right to increase the price per unit and Superior Well can submit a written bid from another vendor at a lower price. If the vendor does not match the lower price or reinstate the original price, Superior Well has the right to cancel the agreement. The vendor also has the right to match the lower price and the agreement terms of the competing vendor.
      Bradford had commitments of approximately $3.6 million for capital expenditures as of December 31, 2004.
      Superior is a defendant in a number of lawsuits that allege that plaintiffs have been damaged as a result of unfair employment practices and workplace injuries. Superior is contesting these actions. Management, after consultation with legal counsel, is of the opinion that the outcome of these lawsuits will not have a material adverse effect on the financial position, results of the operations or liquidity of Superior.

APPENDIX A
GLOSSARY OF OILFIELD SERVICES TERMS
      Acidizing: The process of pumping solvent into the well as a means of dissolving unwanted material.
      Baffle plates: Plates used to isolate a producing formation in an oil or gas well. These plates are sized in a progressively increasing manner that allows for matching devices that divert fluid flow into specific sections of the well as the well is stimulated from the deepest sections to the shallowest.
      Blenders: The equipment used to prepare the slurries and gels commonly used in stimulation treatments.
      Bore hole: The wellbore itself, including the openhole or uncased portion of the well. Bore hole may refer to the inside diameter of the wellbore wall, the rock face that bounds the drilled hole.
      Casing: Steel pipe placed in an oil or gas well as drilling progresses to prevent the wall of the hole from caving in, to prevent seepage of fluids, and to provide a means of extracting petroleum if the well is productive.
      Centralizers: A mechanical device to position casing concentrically in the wellbore. A centralizer is usually used during cementing operations to provide a constant annular space around the casing, rather than having the casing lying eccentrically against the borehole wall.
      Exploration: The initial phase in petroleum operations that includes generation of a prospect or play or both, and drilling of an exploration well.
      Float shoes: A short length of casing fitted with a check valve. The float collar prevents the cement slurry placed in the annulus to U-tube, or reverse flow back into the casing.
      Formation: A body of rock that is sufficiently distinctive and continuous that it can be mapped.
      Formation packer shoes: Mechanical device used to guide a packer while isolating the cement from the open hole during the cementing process.
      Fracturing: Mechanically inducing a crack or surface of breakage within rock not related to foliation or cleavage in metamorphic rock in order to enhance the permeability of rocks greatly by connecting pores together.
      Fracturing sand (frac sand): A naturally occurring, highly refined form of sand of the highest purity, uniform size and shape and free of physical defect. Frac sand is used to hold fractures open after the fluid used to create the fracture is removed.
      Fracturing stimulation vans (frac vans): A vehicle transporting a high-pressure, high-volume pump used in hydraulic fracturing treatments.
      Guide shoes: The bottom of the casing string, including the cement around it, or the equipment run at the bottom of the casing string.
      Logging: Taking a measurement versus depth or time, or both, of one or more physical quantities in or around a well. The term comes from the word “log” used in the sense of a record or a note. Wireline logs are taken down-hole, transmitted through a wireline to surface and recorded there.
      Perforating: The process of creating holes in the casing or liner to achieve efficient communication between the reservoir and the wellbore.
      Perforating gun: A device used to perforate oil and natural gas wells in preparation for production.
      Plugs: A device used to isolate and clean fluids during cement slurry displacement operations.
      Production: The phase that occurs after successful exploration and development and during which hydrocarbons are drained from an oil or gas field.

A-1

      Proppant: Sized particles, typically sand grains, mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.
      Pump trucks: A vehicle transporting a high-pressure, high-volume pump used in hydraulic fracturing treatments. This vehicle can also be used in cement and nitrogen pumping operations.
      Pumper: A mobile high-pressure pumping unit commonly used for cementing or stimulation operations.
      Reservoir: A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.
      Rig: The machine used to drill a wellbore.
      Stimulation: The general process of improving well productivity through fracturing or acidizing operations.
      Technologically Advanced Fluids: A fluid formulated using proven company-developed chemistry. Our advanced fluids are used during stimulation services and exceed the capabilities of normal fluids in overcoming viscosity, fluid-loss, and high temperatures.
      Well servicing: The maintenance work performed on an oil or gas well to improve or maintain the production from a formation already producing. It usually involves repairs to the down-hole pump, rods, tubing, and so forth or removal of sand, paraffin or other debris which is preventing or restricting production of oil or gas.
      Wellbore: See definition of “Bore hole”.
      Wireline: A general term used to describe well-intervention operations conducted using single-strand or multistrand wire or cable for intervention in oil or gas wells.

A-2

                             Shares
Common Stock

PROSPECTUS

KEYBANC CAPITAL MARKETS
          Dealer Prospectus Delivery Obligation
      Until                     , 2005 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.     Other Expenses of Issuance and Distribution
      Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq filing fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee		$8,239
NASD filing fee		7,500
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

TOTAL	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Superior Well Services’ certificate of incorporation and bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Superior Well Services. As permitted by the DGCL, the certificate of incorporation provides that directors of Superior Well Services shall have no personal liability to Superior Well Services or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to Superior Well

Services or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.
Item 15.     Recent Sales of Unregistered Securities
      The following is a description of all securities that the registrant has sold within the past three years without registering the securities under the Securities Act:
      On May 2, 2005, the registrant issued 334 shares of its common stock to David E. Wallace in consideration for $334 and 666 shares of its common stock to Mark A. Snyder in consideration of $666. In so doing, the registrant relied on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.
      The transactions contemplated by the contribution agreement will be completed immediately prior to the closing of this offering contemplated by this registration statement. In these transactions, the existing general and limited partners of each of Superior Well Services, Ltd. and Bradford Resources, Ltd. will receive an aggregate of                      shares of our common stock in exchange for their respective partnership interests. In so doing, the registrant will rely on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules
      a. Exhibits:

1.1**	Form of Underwriting Agreement
1.2*	Contribution Agreement dated as of May 3, 2005 by and among Superior Well Services, Inc., the general and limited partners of Superior Well Services, Ltd. and the general and limited partners of Bradford Resources, Ltd.
3.1**	Form of Amended and Restated Certificate of Incorporation
3.2**	Form of Amended and Restated Bylaws
4.1**	Specimen Stock Certificate representing our common stock
4.2**	Form of Registration Rights Agreement
5.1**	Opinion of Vinson & Elkins LLP
10.1**	Form of Indemnification Agreement
10.2**	2005 Stock Incentive Plan
10.3**	Form of Employment Agreement with David E. Wallace
10.4**	Form of Employment Agreement with Rhys R. Reese
10.5**	Form of Employment Agreement with Jacob B. Linaberger
10.6**	Form of Revolving Credit Agreement
21.1**	Subsidiaries of Superior Well Services, Inc.
23.1*	Consent of Schneider Downs & Co., Inc.
23.2**	Consent of Vinson & Elkins LLP (contained in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

*	Filed herewith

**	To be filed by amendment.
      b. Financial Statement Schedules

Item 17.	Undertakings
      The undersigned Registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

(c) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indiana, in the State of Pennsylvania, on May 5, 2005.

SUPERIOR WELL SERVICES, INC.

By:	/s/ David E. Wallace

Name: David E. Wallace

Title:	Chief Executive Officer and Chairman of the Board
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David E. Wallace and Mark A. Snyder and each of them severally, his true and lawful attorney or attorneys-in-fact and agents, with full power to act with or without the others and with full power of substitution and resubstitution, to execute in his name, place and stead, in any and all capacities, any or all amendments (including pre-effective and post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform in the name of on behalf of the undersigned, in any and all capacities, each and every act and thing necessary or desirable to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying, approving and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature		Date

/s/ David E. Wallace David E. Wallace	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 5, 2005

/s/ Fred E. Kistner Fred E. Kistner	Vice President and Controller (Principal Financial Officer)	May 5, 2005

/s/ Mark A. Snyder Mark A. Snyder	Director	May 5, 2005

/s/ David E. Snyder David E. Snyder	Director	May 5, 2005

EXHIBIT INDEX

1.1**	Form of Underwriting Agreement
1.2*	Contribution Agreement dated as of May 3, 2005 by and among Superior Well Services, Inc., the general and limited partners of Superior Well Services, Ltd. and the general and limited partners of Bradford Resources, Ltd.
3.1**	Form of Amended and Restated Certificate of Incorporation
3.2**	Form of Amended and Restated Bylaws
4.1**	Specimen Stock Certificate representing our common stock
4.2**	Form of Registration Rights Agreement
5.1**	Opinion of Vinson & Elkins LLP
10.1**	Form of Indemnification Agreement
10.2**	2005 Stock Incentive Plan
10.3**	Form of Employment Agreement with David E. Wallace
10.4**	Form of Employment Agreement with Rhys R. Reese
10.5**	Form of Employment Agreement with Jacob B. Linaberger
10.6**	Form of Revolving Credit Agreement
21.1**	Subsidiaries of Superior Well Services, Inc.
23.1*	Consent of Schneider Downs & Co., Inc.
23.2**	Consent of Vinson & Elkins LLP (contained in Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

*	Filed herewith

**	To be filed by amendment.